SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☑

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC. (Registrant)

	By:	/s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Associate General Counsel
and Assistant Secretary
Date: March 22, 2005

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street,

P.O. Box 49330, Bentall Postal Station,
Vancouver, British Columbia,
V7X 1P1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on Wednesday, April 27, 2005

      NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders (the “Meeting”) of Placer Dome Inc. (the “Corporation”) will be held at the Vancouver Convention and Exhibition Centre, Meeting Rooms 1 — 3, 999 Canada Place, Vancouver, BC, Canada, on Wednesday, April 27, 2005, at 10:00 a.m. (Pacific Daylight Time or “PDT”) for the following purposes:

(a)	to receive the Corporation’s Annual Report and audited consolidated financial statements for the year ended December 31, 2004;

(b)	to elect directors for the ensuing year;

(c)	to appoint auditors for the ensuing year; and

(d)	to transact such other business as may properly come before the Meeting and any adjournment thereof.

     Only shareholders of record at the close of business on March 9, 2005 will be entitled to notice of and to vote at the Meeting either in person or by proxy, in accordance with and subject to the provisions of the Canada Business Corporations Act.

BY ORDER OF THE BOARD OF DIRECTORS

J. DONALD ROSE Executive Vice-President, Secretary and General Counsel

Vancouver, British Columbia, Canada

February 24, 2005

     Your attention is called to the attached Management Proxy Circular and Statement.

     If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, PLEASE USE ONE OF THE VOTING OPTIONS DESCRIBED IN THE ACCOMPANYING FORM OF PROXY. If you choose to vote by fax or mail, please complete, date, sign and return the enclosed form of proxy by fax to (416) 368-2502 or in the envelope provided for that purpose. To be effective, proxies must be received before 10:00 a.m. (Eastern Daylight Time or “EDT”) on April 26, 2005 by CIBC Mellon Trust Company, Proxy Department, Unit 6, 200 Queens Quay East, Toronto, Ontario, Canada, M5A 4K9. However, if you wish to vote by telephone or over the Internet, you must cast your vote before 10:00 a.m. (PDT) on April 25, 2005. Note that registered shareholders who vote by proxy may nevertheless attend the Meeting and, if they wish, vote in person.

     If you are not a registered shareholder, but own shares beneficially, that is your shares are held through a broker, a financial institution or other nominee (the “Intermediary”), these materials have been forwarded to you by your Intermediary and should be completed and returned in accordance with the instructions provided to you by the Intermediary. Beneficial shareholders who wish to attend the Meeting and vote in person should request a legal form of proxy in accordance with the instructions provided by their Intermediary.

     Shareholders in Canada and in the United States who have questions about items being voted on at the Meeting may telephone toll free the Corporation’s proxy solicitation agents, Georgeson Shareholder, at 1-888-288-8125 (English and French).

     Notice to CDI Holders: To obtain a copy of CHESS Depositary Nominee’s Financial Services Guide, or any Supplementary FSG, go to www.asx.com.au or, within Australia, phone 1300 300 2790 to have one sent to you.

PLACER DOME INC.

MANAGEMENT PROXY CIRCULAR AND STATEMENT

FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, APRIL 27, 2005

SOLICITATION OF PROXIES

     This Management Proxy Circular and Statement (the “Circular”) is being furnished by the management (“Management”) of Placer Dome Inc. (“Placer Dome” or the “Corporation”) in connection with its solicitation of proxies for use at the Annual Meeting of Shareholders of the Corporation to be held on Wednesday, April 27, 2005 at 10:00 a.m. (Pacific Daylight Time or “PDT”) and at any and all adjournments thereof (the “Meeting”).

     The address of the registered and head office of the Corporation is Suite 1600, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada; mailing address P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada V7X 1P1.

     It is anticipated that this Circular, together with the accompanying Notice of Meeting and Form of Proxy, will first be mailed to shareholders of the Corporation on or about March 21, 2005.

     Unless otherwise indicated, all monetary amounts referred to herein are stated in Canadian currency.

     The Corporation will bear the cost of solicitation of proxies. Solicitation will be by mail, possibly supplemented by telephone or other personal contact by regular employees of the Corporation. In addition, the Corporation will retain Georgeson Shareholder Communications Canada Inc., 66 Wellington Street West, Suite 5210, Toronto Dominion Centre, P.O. Box 240, Toronto, Ontario, Canada M5K 1J3, to aid in the solicitation of proxies from Canadian individuals and institutions and, through its U.S. affiliate, Georgeson Shareholder Communications Inc., from U.S. individuals and institutions, at an expected fee of $51,000, plus out-of-pocket expenses.

Proxy Voting Options

     Shareholders who are unable to be present at the Meeting may vote through the use of proxies. Shareholders should indicate their vote on each item of business and their vote will be cast accordingly. The persons named in the accompanying proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the instructions of the shareholder appointing them on any ballot that may be called for. In the absence of any instructions, the relevant shares will be voted: (i) for the election as directors of the Corporation of all the persons listed under the heading “Election of Directors”; and (ii) for the appointment of Ernst & Young LLP as auditors of the Corporation.

Beneficial Shareholders

     Beneficial shareholders should vote their shares in accordance with the instructions provided by their Intermediary. Beneficial shareholders who wish to attend the Meeting and vote in person should request a legal form of proxy in accordance with the instructions provided by their Intermediary.

Registered Shareholders

     Registered shareholders may convey their voting instructions in one of the three voting methods that have been made available by the Corporation: (i) use of the paper form of proxy enclosed herein to be returned by mail, delivery, or fax; (ii) use of the telephone voting procedure; or (iii) use of the Internet voting procedure.

     Mail or Fax — If a shareholder elects to use the paper form of proxy, it must be completed, dated, signed and returned by fax to (416) 368-2502 or in the envelope provided for that purpose. To be effective, proxies must be received before 10:00 a.m. (Eastern Daylight Time or “EDT”) on April 26, 2005 by CIBC Mellon Trust Company, Proxy Department, Unit 6, 200 Queens Quay East, Toronto, Ontario, Canada, M5A 4K9.

     Telephone — If a shareholder elects to vote by telephone (from Canada or the United States), a touch-tone telephone must be used to transmit voting preferences to a toll free number: 1-866-271-1207. A shareholder must follow the prompts and refer to the form of proxy sent to that shareholder for the 13 digit Control Number located on the lower left hand side of the back of the form of proxy. Voting instructions are conveyed by the use of touch-tone selections over the telephone. To take advantage of the telephone voting option, shareholders must cast their votes before 10:00 a.m. (PDT) on April 25, 2005.

     Internet — If a shareholder elects to vote by Internet, the shareholder must access the following website: www.eproxyvoting.com/placerdome.

     The shareholder must follow the instructions appearing onscreen and refer to the form of proxy sent to that shareholder for the 13 digit Control Number located on the lower left hand side of the back of the form of proxy. Voting instructions are conveyed electronically by the shareholder over the Internet. To take advantage of the Internet voting option, shareholders must cast their votes before 10:00 a.m. (PDT) on April 25, 2005.

Appointment of Proxy

     The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the holder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting such other person’s name in the blank space provided, or by executing a proxy in a form similar to the enclosed form.

Discretionary Authority of Proxy

     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, Management knows of no such amendments, variations or other matters to come before the Meeting. If any such other matter, or if any amendments to or variations of the matters identified in the Notice of Meeting, should properly come before the Meeting, proxies received pursuant to this solicitation will be voted on such amendments, variations and other matters in accordance with the best judgment of the person voting the proxy.

Revocation of Proxy

     Proxies submitted by mail or fax may be revoked prior to their use by instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

     Voting instructions conveyed by telephone or over the Internet may be revoked by mail or fax in accordance with the instructions set out above, or by conveying new instructions by telephone or over the Internet not less than 48 hours prior to the time fixed for the Meeting or any adjournment thereof.

     Proxies submitted by mail or fax which are not dated are deemed to bear the date on which they were mailed by the Corporation. Accordingly, if revoking previously given voting instructions by submitting a new proxy by mail or fax, the new proxy should be dated in order to be effective.

Confidentiality of Voting

     Proxies are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the Corporation, in such manner as to preserve the confidentiality of individual shareholder votes, except that the Corporation will have access to proxies as necessary to meet applicable legal requirements in the event of a proxy contest, or in the event a shareholder has made a written comment or submitted a question on the form of proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     On February 24, 2005, the Corporation had outstanding 436,433,528 common shares (the “Common Shares”), each entitling the holder thereof to one vote at the Meeting.

     Only holders of Common Shares of record at the close of business on March 9, 2005 will be entitled to notice of the Meeting. Each shareholder of record at the close of business on that date will be entitled to vote at the Meeting the Common Shares then recorded in that shareholder’s name.

     Two individuals present in person and together holding or representing by proxy at least one third of the Corporation’s outstanding Common Shares constitute a quorum at meetings of shareholders.

     To the knowledge of the directors or officers of the Corporation, no person beneficially owns, or exercises control or direction over, more than 10% of the outstanding Common Shares.

INFORMATION REGARDING DIRECTORS

Election of Directors

     The term of office of the current directors of the Corporation will expire at the Meeting or when their successors are duly elected or appointed. The Articles of the Corporation provide that the number of directors shall consist of a minimum of 10 and a maximum of 20 with the actual number of directors being determined from time to time by resolution of the directors. The board of directors of the Corporation (the “Board”) is currently composed of 10 directors. The Board has, by resolution, fixed the number of directors to be elected at the Meeting at 12. All of the nominees for director are to be elected at the Meeting to serve until the next annual meeting or until their successors are duly elected or appointed. All of the nominee directors have consented to be named herein as such, and have agreed to serve if elected. All of the nominees listed below are currently serving as directors with the exception of Donald J. Carty and H. Clive Mather. All of the proposed nominees who are currently directors of the Corporation were duly elected as directors at the Annual and Special Meeting of Shareholders held on May 5, 2004, with the exception of Peter W. Tomsett. The Board appointed Mr. Tomsett as a director on September 15, 2004, when he took office as the Corporation’s President and Chief Executive Officer. The table below provides additional information, as applicable, about the nominee directors, including their municipality of residence, age, year first elected or appointed, principal occupation and other directorships. Also indicated in the table is the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominee, the number of Deferred Share Units (“DSUs”) held by the nominee, and the number of options held by the nominee as at February 24, 2005. There are no other shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominee directors of the Corporation. The number of Common Shares beneficially owned by all such nominees as a group does not exceed 1% of the outstanding Common Shares.

     The Board has four standing committees: the Audit Committee, the Corporate Governance Committee, the Human Resources and Compensation Committee and the Safety and Sustainability Committee. The Board does not have an executive committee.

Donald J. Carty, 59, of Dallas, Texas, USA, holds a Master of Business Administration from Harvard University. Mr. Carty is a retired Chairman and Chief Executive Officer of AMR Corp. and American Airlines, having served in those capacities from 1998 to 2003. He is also a former President and Chief Executive Officer of Canadian Pacific Airlines. Mr. Carty is a director of Big Brothers Big Sisters and Big Brothers Big Sisters International, CHC Helicopter Corporation, Dallas Center for the Performing Arts, Dell Inc., Hawaiian Holdings Inc., Sears, Roebuck and Co., Solution Inc. Ltd. and Southern Methodist University.	Nil Common Shares Nil DSUs Nil Options

G. Bernard Coulombe, 63, of Asbestos, Quebec, Canada, has served on the Board of Placer Dome since 1994. Mr. Coulombe holds a Bachelor of Applied Science in Geological Engineering from Laval University and completed post-graduate studies in Mining Engineering at Queen’s University. He is the President and Chief Executive Officer of Mine Jeffrey Inc. (producer of chrysotile asbestos fibres). He also serves on the board of Ashton Mining of Canada Inc. and is a director and the Vice-Chairman of Niocan Inc.	7,500 Common Shares 3,505 DSUs 45,000 Options Member of the Corporate Governance and the Safety and Sustainability Committees

John W. Crow, 68, of Toronto, Ontario, Canada, has served on the Board of Placer Dome since 1999. Mr. Crow holds a Bachelor of Arts (Honours) in Politics, Philosophy and Economics from Oxford University. He is the President of J&R Crow Inc. (economic and financial consultants). Mr. Crow also serves on the boards of the following organizations: Rockwater Capital Corporation, Timminco Limited, High Income Principal and Yield Corporation, High Income Preferred Shares Corporation, Coastal Income Corporation, Canadian Tire Bank, Lawrence Enterprise Fund, Arts for Children of Toronto (a not for profit organization), and Student Transportation of America.	5,000 Common Shares(1) 3,505 DSUs 35,000 Options Chair of the Audit Committee

Graham Farquharson, 64, of Toronto, Ontario, Canada, has served on the Board of Placer Dome since 1999. He holds a Bachelor of Science in Mining Engineering from the University of Alberta and a Master of Business Administration from Queen’s University. Mr. Farquharson is the President of Strathcona Mineral Services Limited (a mining industry consulting company) and serves on the boards of Cambior Inc. and the Physicians Services Incorporated Foundation, and is the Chairman of the Canadian Mineral Industry Education Foundation.	6,070 Common Shares 3,505 DSUs 30,000 Options Chair of the Human Resources and Compensation Committee

Robert M. Franklin, 58, of Willowdale, Ontario, Canada, has served as the Non-Executive Chairman of the Board of Placer Dome since 1993 and has served as a director of the Board since 1987. He holds a Bachelor of Arts in Business Administration from Hillsdale College. Mr. Franklin is the President of Signalta Capital Corporation (an investment company) and serves on the boards of Toromont Industries Ltd., Call-Net Enterprises Inc. and Great Lakes Carbon LLP.	20,000 Common Shares(2) 7,010 DSUs 90,000 Options Member of the Corporate Governance, the Human Resources and Compensation and the Safety and Sustainability Committees

David S. Karpin, 62, of Toorak, Australia, has served on the Board of Placer Dome since 1998. He holds a Bachelor of Commerce (Honours) from the University of New South Wales and a Master of Business Administration from the University of Rochester in New York. Mr. Karpin is a Consultant and the Chairman of Melbourne Health, Magnesium International Limited and Warrnambool Cheese and Butter Ltd. He also serves on the boards of Racing Victoria Limited, Melbourne Business School Ltd., the Institute of Public Affairs Ltd. and Thoroughvision Limited.	7,500 Common Shares(3) 35,000 Options Chair of the Corporate Governance Committee and Member of the Audit Committee

(1)	These shares are held by J&R Crow Inc., of which Mr. Crow is the President, a director and a shareholder.
(2)	Of these shares, 7,127 are owned personally and 7,873 are owned by Signalta Capital Corporation of which Mr. Franklin is the President, a director and the sole shareholder. Mr. Franklin may be deemed to exercise control or direction over the remaining 5,000 shares which are held by Lesley Franklin’s RRSP.
(3)	These shares are held by Mayfield Superannuation Nominees Pty. Ltd., a company of which Mr. Karpin is a director and a shareholder.

Alan R. McFarland, 62, of New York, New York, USA, has served on the Board of Placer Dome since 1987. He holds a Bachelor of Arts degree in History, the Arts and Letters from Yale College and an LLB from Yale Law School. Mr. McFarland is the managing member of McFarland Dewey & Co. LLC (investment bankers) and is a director of Masonite International Corporation and a trustee of the National Constitution Center, Philadelphia.	20,444 Common Shares(4) 3,505 DSUs 10,000 Options Member of the Audit and the Human Resources and Compensation Committees

H. Clive Mather, 57, of Calgary, Alberta, Canada, has been the President and Chief Executive Officer of Shell Canada Limited (oil and gas company) since August 2004. Mr. Mather was the Chairman, Shell UK Limited and Head, Global Learning, Shell International Limited from 2002 to 2004, Special Adviser to Chairman, Committee of Managing Directors, Shell International Limited from 2001 to 2002, Chief Executive Officer, Shell Services International Limited from 1999 to 2001 and, prior thereto, Director International, Shell International Limited. Mr. Mather serves on the boards of Windsor Leadership Trust, Royal Anniversary Trust, Shell Canada Limited, Shell Investments Limited, Shell Chemicals Canada Limited, Shell Canada Products Limited and Shell Canada OP Inc.	Nil Common Shares Nil DSUs Nil Options

E.A. (Dee) Parkinson-Marcoux, 56, of Gibsons, British Columbia, Canada, has served on the Board of Placer Dome since 1997. She holds a Bachelor of Applied Science in Metallurgy and Mineral Processing and a Master of Business Administration (Honours), both from Queen’s University. Ms. Parkinson-Marcoux is a consultant and strategic adviser for Ensyn Group Inc. and serves on the boards of Ensyn Energy Corporation, SNC Lavalin Inc., and Sustainable Development Technology Canada and is a member of the National Round Table on the Environment and the Economy.	7,500 Common Shares 3,505 DSUs 40,000 Options Chair of the Safety and Sustainability Committee

Vernon F. Taylor III, 57, of Oak Creek, Colorado, USA, has served on the Board of Placer Dome since 1987. He holds a Bachelor of Science in Mineral Engineering from Stanford University. Mr. Taylor III is Vice-Chairman, a director and a Co-Founder of Optigas Inc. (gatherer, producer and marketer of natural gas). He is also a partner with The Chart Group L.P. (investment bankers).	15,000 Common Shares 3,505 DSUs 15,000 Options Member of the Corporate Governance and the Safety and Sustainability Committees

Peter W. Tomsett, 47, of West Vancouver, British Columbia, Canada, is the President and Chief Executive Officer of the Corporation and was appointed to the Board in September, 2004. Mr. Tomsett holds a Bachelor of Engineering (Honours) in Mining Engineering from the University of New South Wales and a Master of Science (Distinction) in Mineral Production Management from the University of London.	1 Common Share 58,639 Units(5) 288,000 Options

William G. Wilson, 69, of Dublin, Ireland, has served on the Board of Placer Dome since 1993. Mr. Wilson is a Chartered Accountant. He is Chairman of the board of Dundee Precious Metals Inc. (a gold and precious metals mining company).	8,000 Common Shares(6) 45,000 Options Member of the Audit and the Human Resources and Compensation Committees

(4)	10,250 of these shares are owned by a trust of which Mr. McFarland is a co-trustee.
(5)	These are units held by Mr. Tomsett under the Unit Performance Plan for senior employees. Of these units, 17,626 are vested units and are 100% redeemable upon termination of employment. 41,013 are unvested units and are redeemable only if cessation of active employment occurs due to retirement at or after age 60, or death, or termination without cause within two years of a change in control (see “Human Resources and Compensation Committee Report on Executive Compensation — Long-Term Incentives — Unit Performance Plan”).
(6)	These shares are held by Merrion Ltd., a company wholly owned by Mr. Wilson.

    Additional biographical information about the current directors of the Corporation and the proposed nominees is included on the Corporation’s website. Information about directors, the Board and its committees is contained in this Circular under the heading “Corporate Governance” and in “Schedule ‘A’, Statement of Corporate Governance Practices”.

Meeting Attendance

Human
			Corporate	Resources and	Safety and
			Governance	Compensation	Sustainability
	Board	Audit Committee	Committee	Committee	Committee
Name	(11 meetings)	(9 meetings)	(4 meetings)	(5 meetings)	(4 meetings)

G.B. Coulombe	11 of 11	—	3 of 3	—	4 of 4
J.W. Crow	11 of 11	9 of 9	—	2 of 2	—
G. Farquharson	10 of 11	—	0 of 1	3 of 3	1 of 2
R.M. Franklin	11 of 11	—	4 of 4	3 of 3	2 of 2
D.S. Karpin	11 of 11	4 of 4	3 of 3	—	2 of 2
A.R. McFarland	11 of 11	9 of 9	—	2 of 3	—
E.A. Parkinson-Marcoux	11 of 11	—	1 of 1	—	4 of 4
V.F. Taylor III	10 of 11	—	4 of 4	—	2 of 2
P.W. Tomsett	4 of 4	—	—	—	—
W.G. Wilson	11 of 11	9 of 9	—	5 of 5	—

     The Board restructured its committee memberships in May 2004. C.L. Michel replaced D.S. Karpin on the Audit Committee; G.B. Coulombe and D.S. Karpin replaced E.A. Parkinson-Marcoux and G. Farquharson on the Corporate Governance Committee; V.F. Taylor III and R.M. Franklin replaced D.S. Karpin and G. Farquharson on the Safety and Sustainability Committee; and A.R. McFarland and G. Farquharson replaced J.W. Crow and R.M. Franklin on the Human Resources and Compensation Committee.

     C.L. Michel passed away on October 19, 2004. Mr. Michel had served as a director of the Corporation since its inception and at the time of his passing was a member of the Audit Committee and the Human Resources and Compensation Committee. In November 2004, due to the passing of C.L. Michel, D.S. Karpin was appointed to the Audit Committee and R.M. Franklin was appointed to the Human Resources and Compensation Committee.

     Mr. Tomsett was appointed to the Board in September 2004. J.K. Taylor resigned as President and Chief Executive Officer and as a director of the Corporation on September 15, 2004. Mr. Taylor attended 8 of 8 Board meetings in 2004. He was not a member of any Board committees.

Compensation of Directors

     Each director (except Mr. Franklin) who is not an employee of the Corporation receives an annual retainer of US$25,000 and a per meeting fee of US$1,000 in the case of either personal attendance or telephone attendance at a meeting of the Board or a committee thereof. Any director (except Mr. Franklin) who chairs a standing committee of the Board and is not an employee also receives an annual fee of US$4,000. In circumstances where a director incurs a time commitment in addition to the time spent preparing for or attending a meeting of the Board or any of its committees, for a purpose related to the directorship such as education, or furthering the director’s understanding or knowledge related to or for the benefit of the Corporation, the director is entitled to a per diem payment of US$1,000. Directors are reimbursed for expenses related to their Board activities.

     The annual director fee for the Non-Executive Chairman is $200,000. The Corporation reimburses Mr. Franklin for annual club membership fees, parking fees and benefits ($4,955, $5,520, and $5,540, respectively, in 2004).

     The following table sets out the fees paid or payable to the non-employee directors in respect of 2004. All dollar amounts are in U.S. dollars except for the amounts shown in respect of Mr. Franklin which are in CAD Dollars.

		Committee	Board	Committee	Additional
	Annual	Chair	Attendance	Attendance	Directors’	Total
Name	Retainer Fee	Retainer Fee(1)	Fee	Fee	Fees(2)	Fees Paid(3)

G.B. Coulombe	$25,000	$1,369	$11,000	$7,000	$9,000	$53,369
J.W. Crow	25,000	2,615	11,000	11,000	9,500	59,115
G. Farquharson	25,000	2,631	10,000	4,000	30,000	71,631
R.M. Franklin	200,000	n/a	n/a	n/a	n/a	200,000
D.S. Karpin	25,000	2,631	16,000 (4)	9,000	11,000	63,631
A.R. McFarland	25,000	1,385	11,000	11,000	n/a	48,385
C.L. Michel(5)	19,973	1,369	9,000	6,000	n/a	36,342
E.A. Parkinson-Marcoux	25,000	2,631	11,000	5,000	25,000	68,631
V.F. Taylor III	25,000	1,369	10,000	6,000	6,000	48,369
W.G. Wilson	25,000	n/a	11,000	14,000	3,000	53,000

(1)	The chair of each of the committees changed in May of 2004. These amounts represent the fees received by the committee chair on a pro-rated basis.

(2)	Fees paid or payable in respect of additional time spent by a director for a purpose related to the directorship such as education, or furthering the director’s understanding or knowledge related to or for the benefit of the Corporation. In 2004 a special committee composed of Messrs. Crow, Farquharson, Franklin and Karpin and Ms. Parkinson-Marcoux was formed in connection with the Chief Executive Officer search process. Mr. Wilson was also requested by the special committee to participate in the identification and recruitment of the Chief Executive Officer. Additional directors’ fees were paid to each of these directors (except for Mr. Franklin) relative to the additional time commitment.

(3)	See “Deferred Share Units” for information with respect to the Corporation’s Deferred Share Unit Plan and Deferred Share Unit alternative compensation arrangements with Messrs. Karpin and Wilson.

(4)	An additional fee of US$1,000 per meeting attended in North America, up to five meetings per year, is paid to Mr. Karpin, who resides in Australia, in recognition of the additional travel commitment.

(5)	Mr. Michel passed away on October 19, 2004. On November 18, 2004, the Corporation paid to the estate of Mr. Michel US$34,950 (after statutory deductions) in full payment of his entitlement pursuant to the Deferred Share Unit Plan.

Stock Options

     In 2003 the Board suspended grants of options under the Corporation’s 1993 Non-Employee Directors’ Stock Option Plan (the “Directors’ Plan”). Directors continue to hold options that have been granted to them previously under the Directors’ Plan. The vesting and exercise criteria of the options remain unchanged. Prior to its suspension, the Directors’ Plan provided that, as of the date of each annual meeting of the shareholders of the Corporation, each non-employee director (other than the Chairman) was granted options to purchase 5,000 Common Shares and the Chairman was granted options to purchase 10,000 Common Shares. Non-employee directors who became directors after the commencement of the Directors’ Plan received an initial grant of options to purchase 10,000 Common Shares. The exercise price of the options granted to directors, if expressed in Canadian dollars, was the closing board lot sale price per Common Share on the Toronto Stock Exchange (the “TSX”) on the last trading day preceding the date of grant. The exercise price of options, if expressed in United States dollars, was the closing board lot sale price per Common Share on the New York Stock Exchange (the “NYSE”) on the last trading day preceding the date of grant. All options granted under the Directors’ Plan became fully exercisable one year after the date of grant. The maximum term of each option was ten years. Pursuant to the Directors’ Plan, options may not be transferred, and may be exercised only by the Optionee or the Optionee’s legal representative. Options expire ninety (90) days after an Optionee ceases to be a director for any reason except death, disability or retirement. If an Optionee ceases to be a director by virtue of retirement or disability while holding an option, such Optionee may at any time prior to the earlier of the expiration of ten years from the date of grant of the option and five years from the date of retirement or disability, exercise the option. If an Optionee dies holding an option which has not been fully exercised, the Optionee’s executors, administrators or legal representatives may at any time prior to the earliest of (a) expiration of sixty (60) days from the grant of letters probate of the will or letters of administration of the Optionee’s estate; (b) the expiration of one year from the date of death; or (c) the normal expiry date of the option; exercise the option.

     The Board may alter, suspend or discontinue the Directors’ Plan, but may not, without the approval of the shareholders of the Corporation, make any alteration which would (a) increase the aggregate number of Common Shares subject to option under the Directors’ Plan or eligible for issuance to any person, except as required in the opinion of the Board for any changes to share capital, (b) decrease the option price, except as required in the opinion of the Board for any changes to share capital, or (c) change the requirements as to the class of persons eligible to receive options under the Directors’ Plan.

Deferred Share Units

     Non-employee directors of the Corporation resident in Canada and the United States are eligible to participate in the Corporation’s Deferred Share Unit Plan for directors (the “DSU Plan”). Effective January 1, 2004, the DSU Plan provides for an annual grant (awarded quarterly) of 7,000 deferred share units to the Non-Executive Chairman of the Board and 3,500 deferred share units to each of the other directors eligible to participate in the DSU Plan (other than the Non-Executive Chairman). Eligible directors also have the right to elect, once each calendar year, to receive their annual retainer fee in the form of (i) deferred share units, (ii) cash, or (iii) a combination of deferred share units and cash. Dividend equivalents will be credited to a participant’s account in the form of additional deferred share units as of each payment date in respect of which cash dividends are paid on Common Shares. A participant in the DSU Plan cannot convert deferred share units to cash until the director ceases to be a member of the Board. The Corporation entered into alternative compensation arrangements with non-employee directors who were not eligible to participate in the DSU Plan. Pursuant to the alternative compensation arrangements, the non-participating directors receive from the Corporation a cash payment equivalent to the value of the annual grant (awarded quarterly) of deferred share units that the director would have otherwise been entitled to receive if the director was a participant in the DSU Plan. The terms of the alternative compensation arrangement agreement include a covenant by the director to apply, on a timely basis, all proceeds received by them pursuant to the arrangement, on an after tax basis, to the purchase of Common Shares of the Corporation and promptly to inform the Secretary in writing of the details of the Common Shares purchased. Directors are also required to hold all Common Shares purchased under the alternative compensation arrangement until such time as they cease to be a member of the Board, and to comply with all applicable securities laws and the Corporation’s policies in respect of the purchase and sale of any Common Shares. In 2004, each of Messrs. Karpin and Wilson received US$62,209 pursuant to the alternative compensation arrangement. Mr. Karpin purchased 2,500 Common Shares and Mr. Wilson purchased 3,000 Common Shares pursuant to the terms of the arrangement.

Share Ownership

     The Board established share ownership guidelines for the non-management directors. Share ownership guidelines are contained in the Corporation’s Corporate Governance Guidelines and require the non-management directors to own and hold a minimum of 7,500 Common Shares of the Corporation or equivalent units acquired under the DSU Plan. All of the Corporation’s non-management directors hold a minimum of 7,500 Common Shares or share equivalents. New non-management nominees to the Board of directors are expected to own 7,500 Common Shares or share equivalents within two years of the date of appointment.

Interest of Informed Persons in Material Transactions

     None of the Corporation’s directors or officers, the Corporation’s proposed directors, nor any of their associates has had any direct or indirect material interest, since the beginning of the Corporation’s last completed financial year, in respect of any transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

Additional Disclosure Relating to the Directors

     To the best of the Corporation’s knowledge, having made due inquiry, no director or executive officer of the Corporation is or has been in the last 10 years, a director or executive officer of another issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than thirty (30) consecutive days, or (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian Securities legislation for a period of more than thirty (30) consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following: Mr. G. Bernard Coulombe was the President and Chief Executive Officer of Mine Jeffrey Inc., a company that made an arrangement with creditors within a year of his ceasing to act as President and Chief Executive Officer of that company. The arrangement with creditors was approved by the Superior Court of the Province of Quebec, Canada on December 20, 2004, Mr. Coulombe returned to Mine Jeffrey Inc. as President and Chief Executive

Officer on December 21, 2004. Ms. Edythe A. Parkinson-Marcoux was a director of Southern Pacific Petroleum, a company listed on the Australian Stock Exchange, when receivership proceedings were initiated by its major secured creditor on December 2, 2003.

CORPORATE GOVERNANCE

The Board

     The Board is responsible for the stewardship of the Corporation and fully endorses a system of corporate governance that is designed to assist the Board to manage effectively, or supervise the management of, the business and affairs of the Corporation. The Board provides guidance to Management in the pursuit of the Corporation’s goals.

     The Board believes that good corporate governance is important to the effective performance of the Corporation and plays a significant role in protecting shareholders’ interests and maximizing shareholder value.

     The Corporation’s corporate governance practices are compared with the TSX corporate governance disclosure guidelines. The Corporation’s “Statement of Corporate Governance Practices” pursuant to Section 473 of the TSX Company Manual is attached as Schedule “A” to the Circular. The Corporation has also reviewed its governance practices in response to the extensive regulatory changes arising from the United States Sarbanes-Oxley Act of 2002 as well as the NYSE’s corporate governance listing standards.

     There is one significant corporate governance difference between the Corporation’s governance practices and the NYSE’s corporate governance listing standards. The NYSE corporate governance listing standards requires shareholder approval of all equity compensation plans and material revisions, including compensation plans which rely on securities reacquired on the open market at fair value for the purpose of redistribution to employees and directors. The TSX rules do not require shareholder approval for equity compensation plans that do not involve the issuance or potential issuance of securities from treasury. Plans that do involve the issuance or potential issuance of securities from treasury require shareholder approval under TSX rules, and must have a maximum number of securities issuable, either as a fixed number or fixed percentage of the Corporation’s outstanding securities. Such plans are also subject to shareholder approval every three years, unless there is a fixed maximum number of securities issuable. Where a plan provides for a procedure for amendments, shareholder approval may not be required for amendments except in certain circumstances, such as where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders.

     In 2004 the Board reviewed and revised, as applicable, its Board mandate, all committee charters, and the corporate governance guidelines that include the Corporation’s independence criteria for directors. Copies of the Board mandate, each of the committee charters and the corporate governance guidelines are available on the Corporation’s website at www.placerdome.com and are available in print to any shareholder upon request to the Corporation’s Secretary. A copy of the Board mandate is attached as Schedule “B” to the Circular.

Independence of Directors

     At present, each committee of the Board is composed of four directors, all of whom qualify as unrelated directors who are independent of Management and free from any interest or business relationship which could, or could be perceived to, materially interfere with their ability to act in the best interests of the Corporation. The Board has determined that to be considered independent a director must not have a material relationship with the Corporation other than as a director, or through interests and relationships arising from shareholdings in the Corporation. In determining whether a material relationship exists, the Board considers, among other things: (a) whether the director was an employee or an immediate family member of the director was an executive officer of the Corporation; (b) whether the director or an immediate family member of the director received more than $75,000 in direct compensation from the Corporation in any twelve-month period, other than director and committee fees and pension or other forms of deferred compensation; (c) whether: (i) the director or an immediate family member is a current partner of a firm that is the Corporation’s internal or external auditor; (ii) the director is a current employee of such firm; (iii) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (iv) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Corporation’s audit within that time; (d) whether the director was affiliated with, a partner of, or employed by, the Corporation’s former or present auditor after March 30, 2004; (e) whether an immediate family member of the director was affiliated with, a partner of, or employed in a professional capacity by the Corporation’s former or present auditor after March 30, 2004; (f) whether the director is an employee, or an immediate family member of the director is a current executive officer of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million, or 2% of such company’s consolidated gross revenues; (g) whether the director or an immediate family member of the director is or has been within the last three years employed as an executive officer of another company where any of the Corporation’s present executive officers at the same time serves or served on that company’s compensation committee; and (h) whether the director serves as an executive officer of a tax exempt organization that received contributions from the Corporation within the preceding three years which, in any single fiscal year exceeded the greater of US$1 million, or 2% of such tax exempt organization’s consolidated gross revenues. In addition to the above, for Audit Committee purposes, the Board will not consider a director to be independent if other than in his or her capacity as a member of the Audit Committee, the Board or any other Board committee: (a) the member accepts directly or indirectly any consulting, advisory, or other compensatory fee from the Corporation or any subsidiary thereof, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation (provided that such compensation is not contingent in any way on continued service); or (b) the member is an “affiliated” (as such term is understood under applicable securities laws) person of the Corporation or any of its subsidiaries. The Board’s definition of independence as contained in its corporate governance guidelines is consistent with the definition of “independent director” set forth in the NYSE listing standards. The Board has determined affirmatively that all directors are independent except for Mr. Peter Tomsett, who is the Corporation’s President and Chief Executive Officer. Additional disclosure with respect to the Board’s director independence determinations is included at Schedule “A” “Placer Dome Inc. Statement of Corporate Governance Practices” at Guideline 3.

     Each of the committees has specific mandates and defined authorities which are reviewed annually. The responsibilities of each committee are summarized below.

Corporate Governance Committee

     The Corporate Governance Committee has the general responsibility for developing the Corporation’s approach to governance issues. The Committee is responsible for identifying and recommending nominees to the Board for eventual proposal as candidates for election or appointment as directors. In considering nominees, the Committee seeks, amongst other things, diversity through qualified persons representing various industry backgrounds, geographical areas, gender and records of achievement in individual fields of endeavour. The Committee also reviews, advises and recommends to the Board any matters concerning the size and composition of the Board, organisation and responsibility of Board Committees, the compensation of the members of the Board and Board Committees and the evaluation process for the Chairman and the Board. The Committee is also responsible for reviewing and monitoring the orientation of new Board members and for reviewing and approving officers’ directorships in companies other than subsidiary companies and for reviewing directors’ relationships with other outside entities with regard to potential conflicts of interest and independence standards.

Audit Committee

     The Audit Committee has the responsibility to assist the Board in its oversight functions as they relate to the Corporation’s accounting, financial reporting, auditing, risk management and internal controls. The Audit Committee, on behalf of the Board, has the responsibility, among other things, for: (a) oversight of the integrity of the Corporation’s financial statements and financial reporting process, including the audit process, the internal accounting controls and procedures, and compliance with related legal and regulatory requirements; (b) assessing the qualifications and independence of the external auditors; (c) monitoring the work of the Corporation’s financial management, internal auditors and external auditors; and (d) providing a confidential avenue of communication with the external auditors, internal auditors, and financial management. The Audit Committee’s charter provides for the Committee to be responsible for among other things, recommending the appointment or termination of the external auditors, subject to shareholder approval; approving in advance the terms of engagement with the external auditors with respect to the conduct of the annual audit, and approving the compensation paid to the external auditors; pre-approving all non-audit services provided to the Corporation by the external auditors; discussing with the external auditors any difficulties that may arise with Management or the internal auditors during the course of the audit, and the adequacy of Management’s responses in correcting any audit-related deficiencies, difficulties or disputes; reviewing, as it deems necessary, with Management, the external auditors and the internal auditor, the quality, appropriateness and acceptability of the Corporation’s accounting principles and practices used in its financial reporting, any changes in accounting principles or practices, and the application of particular accounting principles and disclosure practices by Management to new transactions or events; oversight for Management reporting on the adequacy and effectiveness of the Corporation’s internal controls; and establishing and monitoring procedures for the receipt of and response to complaints received by the Corporation or by the Committee regarding accounting, internal accounting controls or audit matters, and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Committee is also charged with reviewing the financial statements of the Corporation and recommending whether such statements should be approved by the Board; reviewing and approving interim financial statements of the Corporation; reviewing all public disclosure documents containing financial information before release; and such other duties, powers and authorities as the Board may delegate to the Committee from time to time. The members of the Committee have the right, for the purpose of performing their duties, of retaining such special legal, accounting, financial or other consultants as the Committee may determine to be necessary to carry out the Committee’s duties. The Committee shall meet periodically with the Chief Financial Officer, the head of the internal audit function and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these persons or groups believes should be discussed privately. The Committee shall also meet periodically without Management present.

     Additional information relating to the Audit Committee is included in Schedule “A”, “Placer Dome Inc. Statement of Corporate Governance Practices”, at Guideline 13, and the Audit Committee Report on page 17 of the Circular.

Human Resources and Compensation Committee

     The Human Resources and Compensation Committee assists the Board in matters related to employment, remuneration and succession planning, and the oversight of the Corporation’s various stock option, stock purchase, pension and other benefit plans. The Committee has responsibility for reviewing and recommending to the Board the compensation of the President and Chief Executive Officer and the other officers of the Corporation, exercising the powers conferred on it by the Board with respect to incentive compensation and equity compensation plans including the employee stock option and share purchase plans, and reviewing and recommending to the Board annually, or more often if it deems appropriate, succession plans for key executives, and performance appraisals. The Committee also reviews the senior management organization and reporting structure, contingency plans in the event of the unexpected disability of key executives and performance and funding of pensions and other benefits.

Safety and Sustainability Committee

     The Safety and Sustainability Committee has responsibility for periodically reviewing the Corporation’s Safety and Sustainability Policies and, if appropriate, making recommendations to the Board with respect thereto. The Committee also has responsibility for taking any actions it deems necessary to satisfy itself that these policies are being implemented, including reviewing the reports to the Board with respect to safety and sustainability (including environmental, social and economic) matters. The directors serving on the Safety and Sustainability Committee are expected to visit annually, at least one minesite and surrounding community. The members of the Committee have the right, for the purpose of exercising their authority, to be provided with information under the control of the Corporation and its affiliates.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     The Corporation maintains a combined Directors’ & Officers’ Liability and Corporation Reimbursement Insurance Policy covering a period of one year from September 30, 2004 (the “Policy Year”) with a limit on liability of US$100,000,000 per policy year to cover the directors and officers of the Corporation and its subsidiaries, individually and as a group, and to cover the Corporation’s subsidiaries for their liability to indemnify their respective directors and officers pursuant to their by-laws. In respect of the Corporation Reimbursement Insurance, the insured company would bear the first US$1,000,000 of any loss, except in the case of losses arising in connection with U.S. securities related claims where the insured company would bear the first US$2,000,000 of any loss.

     The Corporation paid an aggregate premium of US$1,631,175 for such insurance for the Policy Year.

EXECUTIVE COMPENSATION

Summary Compensation Table

     The following table sets forth, for the periods indicated, information concerning compensation earned during such periods by each individual who served as the Corporation’s Chief Executive Officer during 2004, the Chief Financial Officer and the Corporation’s three other most highly compensated executive officers who were serving as executive officers on December 31, 2004 (collectively the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE(1)

					Long-Term
					Compensation

		Annual Compensation			Awards

					Securities Under
				Other Annual	Options/SARs	All Other
		Salary	Bonus(2)(6)	Compensation(3)	Granted(4)	Compensation(5)
Name and Principal Position	Year	($)	($)	($)	(#)	($)

P.W. TOMSETT	2004	478,710	353,285	78,103	77,900	5,935
President and Chief Executive Officer	2003	307,833	180,656	59,551	86,400	5,112
	2002	206,330	182,174	54,152	34,850	3,821

R.J. MCLENNAN	2004	343,450	168,848	—	69,600	8,279
Executive Vice-President	2003	306,814	219,765	—	74,600	4,053
and Chief Financial Officer	2002	262,370	146,469	—	42,350	7,091

G.A. HANDLEY	2004	331,156	177,446	—	69,000	17,506
Executive Vice-President,	2003	292,544	220,478	—	86,300	12,304
Strategic Development	2002	245,176	181,494	—	43,050	9,703

W.M. HAYES	2004	322,361	202,038	39,118	73,500	15,419
Executive Vice-President,	2003	312,290	262,000	37,200	85,900	17,226
Project Development and	2002	283,000	175,000	37,200	42,100	4,861
Corporate Relations

J.D. ROSE	2004	280,446	174,157	—	59,400	22,328
Executive Vice-President,	2003	242,597	195,505	—	71,300	18,125
Secretary and General Counsel	2002	202,509	149,653	—	31,900	13,670

J.K. TAYLOR	2004	806,761	461,007	—	372,200	59,699
Former President and	2003	713,521	656,440	—	500,000	160,087
Chief Executive Officer	2002	534,930	541,298	—	228,500	123,732

(1)	All dollar amounts in the Summary Compensation Table are in United States dollars. All compensation is paid in Canadian dollars. Mr. Hayes was paid in United States dollars until November 2004; Mr. Tomsett was paid in Australian dollars until September 2004. The United States/ Canadian dollar rates of exchange used for conversion are: 2004 — 1.3015, 2003 — 1.4015, 2002 — 1.5703. The United States/ Australian dollar rates of exchange used for conversion are: 2004 — 1.3578, 2003 — 1.5333, 2002 — 1.8389.
(2)	This compensation is determined pursuant to the Corporation’s Executive Annual Incentive Plan and, except within this Summary Compensation Table, is referred to in this Circular as “variable compensation”. In lieu of payment, one third of the total variable compensation of Messrs. Tomsett, McLennan, Handley, Hayes and Rose was replaced by units under the terms of the Corporation’s Unit Performance Plan described below (see “Human Resources and Compensation Committee Report on Executive Compensation — Long-Term Incentives — Unit Performance Plan”).
(3)	For Mr. Tomsett, the amounts shown represent the dollar value of perquisites and personal benefits received by Mr. Tomsett in connection with his international employment status (including a car allowance in the amounts of US$57,605 for 2004, US$48,563 for 2003 and US$40,492 for 2002) and the dollar value of imputed interest benefits (US$12,276 for 2004, US$10,988 for 2003 and US$10,941 for 2002) from an interest-free housing loan granted to him by a subsidiary of the Corporation prior to the enactment of the Sarbanes-Oxley Act of 2002. For Mr. Hayes, the amounts shown are the dollar value of perquisites and personal benefits received by Mr. Hayes in connection with his international employment status (including housing benefits in the amount of US$37,942 for 2004 and consisting solely of housing benefits in 2003 and 2002, respectively). In accordance with applicable securities legislation, perquisites and other personal benefits that in the aggregate do not exceed the lesser of CAD$50,000 or 10% of the total of the annual salary and bonus for any Named Executive Officer are not reported.
(4)	All awards are stock options.
(5)	The amounts shown consist of, except in the case of Mr. Tomsett, who was not a member of an employee stock purchase plan in 2004 (See “Employee Stock Purchase Plans” below), matching contributions by the Corporation to an employee stock purchase plan or, in the case of Mr. Hayes, a 401(k) Retirement Savings Plan (for 2004: Mr. McLennan: US$499, Mr. Handley: US$9,934, Mr. Hayes: US$9,160; Mr. Rose: US$14,729 and Mr. Taylor: US$42,816). The amount also consists of the dollar value of units granted by the Corporation in respect of “dividend equivalents” earned on units under the Unit Performance Plan (for 2004: Mr. Tomsett: US$5,935, Mr. McLennan: US$4,508, Mr. Handley: US$4,451; Mr. Hayes: US$5,434; Mr. Rose: US$4,872 and Mr. Taylor: US$13,459) (see “Human Resources and Compensation Committee Report on Executive Compensation — Long-Term Incentives — Unit Performance Plan”) and, except in the case of Mr. Tomsett, amounts paid by the Corporation in respect of term life insurance premiums (for 2004: Mr. McLennan: US$3,271, Mr. Handley: US$3,118, Mr. Hayes: US$825, Mr. Rose: US$2,726 and Mr. Taylor: US$3,423).
(6)	For Mr. Taylor, the amounts shown for 2003 and 2002 represent Mr. Taylor’s total variable compensation less US$107,028 and US$95,523, respectively, which amounts were contributed to Mr. Taylor’s supplemental retirement benefit arrangement (see “Human Resources and Compensation Committee Report on Executive Compensation — Other Compensation — CEO’s Compensation”).

Long-Term Incentive Plan Awards Table

     The following table sets forth the number of units awarded in respect of 2004 to Named Executive Officers under the Corporation’s Unit Performance Plan (see “Human Resources and Compensation Committee Report on Executive Compensation — Long-Term Incentives — Unit Performance Plan”).

LONG-TERM INCENTIVE PLANS — AWARDS IN

MOST RECENTLY COMPLETED FINANCIAL YEAR

			Performance or
			Other Period
	Securities, Units		Until
	or Other Rights		Maturation or
Name	(#)		Payout(1)

P.W. TOMSETT	7,056	(2)	Retirement
R.J. MCLENNAN	3,372	(2)	Retirement
G.A. HANDLEY	3,544	(2)	Retirement
W.M. HAYES	4,035	(2)	Retirement
J.D. ROSE	3,478	(2)	Retirement
J.K. TAYLOR	Nil		Retirement

(1)	Members of the Corporation’s Unit Performance Plan are also entitled to redeem units if a member is terminated without cause within two years after a change in control of the Corporation, and upon cessation of active employment due to death.
(2)	These units were granted by the Corporation to match the number of units converted by the Named Executive Officer from the first one third of his 2004 variable compensation (see “Summary Compensation Table”). Each unit has a value of $21.72, being the average closing sale price per Common Share in Canadian dollars on the TSX for the month of January 2005.

Pension Plans

     During 2004, four of the Named Executive Officers were covered by the Placer Dome Inc. Executive Retirement Plan (the “Executive Plan”). Mr. Hayes was covered in 2004 by the Retirement Plan for Salaried Employees of Placer Dome U.S. Inc. (the “U.S. Plan”), which covers employees of Placer Dome U.S. Inc. Mr. Tomsett was covered in 2004 by the Placer Executive Superannuation Fund (the “PDAP Plan”), which covers certain executive employees of Placer Dome Asia Pacific Limited.

Executive Plan

     The Named Executive Officers are not required to make contributions to the Executive Plan. The amount of pension payable under the Executive Plan is determined as 2% of final average earnings (“FAE”) multiplied by the total number of years of credited service to a maximum of 35. FAE are defined as the average annual earnings during the 36 consecutive months within the last ten years of employment in which such earnings are highest. Earnings for pension purposes include base salary and payments under the Corporation’s Executive Annual Incentive Plan. The Executive Plan benefits are subject to a ceiling imposed by Canadian Income Tax regulations of $2,000 of annual pension for each year of credited service. Pensions are not integrated with or reduced by Canada Pension Plan payments. Under the Executive Plan, 65% of the pension payable to a retired member is payable for life to the member’s surviving spouse upon the member’s death.

U.S. Plan

     The Named Executive Officer covered by the U.S. Plan was not required to make contributions to the U.S. Plan. The amount of pension payable under the U.S. Plan is 2% of FAE multiplied by the total number of years of credited service up to a maximum of 35 years plus past service credit, if any, less an offset for Social Security benefits. FAE are defined as the average annual earnings during the five years in which such earnings are highest. Earnings for the purposes of this pension plan include base salary and any overtime payments. There is an annual benefit limitation for participants as set forth in Section 415 of the U.S. Internal Revenue Code.

PDAP Plan

     The Named Executive Officer who is covered by the PDAP Plan is not required to make contributions to the PDAP Plan. The amount of benefit payable under the PDAP Plan is defined in terms of a lump sum payment upon retirement equal to 22.5% multiplied by FAE multiplied by the total number of years of credited service. FAE are defined as the average annual salary on the three review dates immediately preceding termination of service or attainment of normal retirement age. Salary includes base salary only.

Supplementary Income Agreements

     During 2004, individual agreements were in force between the Corporation and all Named Executive Officers. Under these agreements pension supplements are payable. The amount of the pension supplement is the difference between the amounts of pension payable under the pension plans of the Corporation and its subsidiaries, or the actuarial equivalents thereof, and an amount calculated in accordance with the Executive Plan formula but assuming no ceiling on the annual pension for any year of credited service. The agreements provide that in the event of the death of the Named Executive Officer prior to retirement under the Executive Plan, the death benefit paid to the spouse of the Named Executive Officer will be that benefit required, if any, so that the total value of death benefits from all the pension programs of the Corporation and its subsidiaries will equal 65% of the commuted value of the total pension benefits earned by the Named Executive Officer at the date of death under all the pension programs of the Corporation and its subsidiaries.

PENSION PLAN TABLE(1)

	Years of Service
Pensionable Earnings
($)	5	10	15	20	25	30	35

125,000	$12,500	$25,000	$37,500	$50,000	$62,500	$75,000	$87,500
150,000	15,000	30,000	45,000	60,000	75,000	90,000	105,000
175,000	17,500	35,000	52,500	70,000	87,500	105,000	122,500
200,000	20,000	40,000	60,000	80,000	100,000	120,000	140,000
225,000	22,500	45,000	67,500	90,000	112,500	135,000	157,500
250,000	25,000	50,000	75,000	100,000	125,000	150,000	175,000
300,000	30,000	60,000	90,000	120,000	150,000	180,000	210,000
400,000	40,000	80,000	120,000	160,000	200,000	240,000	280,000
500,000	50,000	100,000	150,000	200,000	250,000	300,000	350,000
600,000	60,000	120,000	180,000	240,000	300,000	360,000	420,000
700,000	70,000	140,000	210,000	280,000	350,000	420,000	490,000
800,000	80,000	160,000	240,000	320,000	400,000	480,000	560,000
900,000	90,000	180,000	270,000	360,000	450,000	540,000	630,000
1,000,000	100,000	200,000	300,000	400,000	500,000	600,000	700,000
1,100,000	110,000	220,000	330,000	440,000	550,000	660,000	770,000
1,200,000	120,000	240,000	360,000	480,000	600,000	720,000	840,000
1,300,000	130,000	260,000	390,000	520,000	650,000	780,000	910,000
1,400,000	140,000	280,000	420,000	560,000	700,000	840,000	980,000
1,500,000	150,000	300,000	450,000	600,000	750,000	900,000	1,050,000

(1)	All dollar amounts in the Pension Plan Table are in United States dollars.

    The table above illustrates the annual pension for a Named Executive Officer payable under the combination of the pension plans of the Corporation or its subsidiaries and the individual Supplemental Income Agreements assuming retirement at age 65 as of December 31, 2004. The 2004 level of earnings for pension purposes and number of years of pensionable service to December 31, 2004 and projected to age 65 with respect to the Named Executive Officers are:

SERVICE AND EARNINGS TABLE

	Years of Pensionable Service
					2004 Pensionable
Name	to December 31, 2004		to 65		Earnings(1)

P.W. TOMSETT	4.75	(2)	22.75	(2)	$831,995
R.J. MCLENNAN	11.33	(3)	23.33		$512,298
G.A. HANDLEY	23.33		33.50		$508,602
W.M. HAYES	17.00		22.08		$517,595
J.D. ROSE	7.83		15.75		$454,603
J.K. TAYLOR	32.25		32.50	(4)	$1,267,768

(1)	In United States dollars.
(2)	Mr. Tomsett’s service prior to April 1, 2000 is not covered by a Supplementary Income Agreement and his entitlement for service prior to that date is under the PDAP Plan only, which will provide a benefit in addition to the benefit to come from his pensionable service under the Supplementary Income Agreement. The period of Mr. Tomsett’s service covered by the PDAP Plan prior to April 1, 2000 is 13.75 years and is not included in the above table.
(3)	Of Mr. McLennan’s credited service, a period of 0.58 years is subject to a formula calculated on base salary only.
(4)	To March 31, 2005, Mr. Taylor’s expected retirement date.

    Mr. Tomsett’s current base salary is disclosed under the heading “CEO’s Compensation”.

     The following estimated pension service costs, accrued pension obligations and annual pension benefits under the pension plans of the Corporation and its subsidiaries and the Supplemental Income Agreements are being provided by the Corporation on a voluntary basis.

EXECUTIVE RETIREMENT INCOME VALUE DISCLOSURE(1)

		Accrued	Annual Pension
	2004	Obligations at	Benefits Payable
	Service Costs	December 31, 2004	at Age 65
Name	($)(2)	($)(3)	($)(4)

P.W. TOMSETT	177,000	2,098,000	682,000
R.J. MCLENNAN	93,000	1,027,000	240,000
G.A. HANDLEY	94,000	1,637,000	260,000
W.M. HAYES	118,000	2,003,000	246,000
J.D. ROSE	83,000	652,000	133,000
J.K. TAYLOR	319,000	10,294,000	753,000

(1)	Amounts shown are based on the pension benefits under the current terms of the pension plans of the Corporation and its subsidiaries as well as under the Supplementary Income Agreements. With respect to benefits provided by the PDAP Plan the lump sum entitlements at age 65 have been converted to equivalent pension benefits by applying the same actuarial assumptions as those used to determine year-end pension plan liabilities disclosed in the notes to the 2004 consolidated financial statements. Amounts are in United States dollars.
(2)	Service cost is the value of the projected pension earned for pensionable service in 2004. The value has been determined using the same actuarial assumptions (including assumptions regarding future salary adjustments) as those used to determine the year-end pension plan obligations disclosed in the notes to the 2004 consolidated financial statements and may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

(3)	Accrued obligations are the actuarial value of projected obligations for service to December 31, 2004. The value has been determined using the same actuarial assumptions (including assumptions regarding future salary adjustments) as those used to determine the year-end pension plan liabilities disclosed in the notes to the 2004 consolidated financial statements and may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.
(4)	Amounts in this column are based on the assumed continuation of salary at the current level and the payment of short-term incentives at current targets. Mr. Taylor’s estimated pension assumes retirement commences on April 1, 2005. With respect to Mr. Handley the estimated benefit shown has been reduced by an amount reflecting the payment made to Mr. Handley from the PDAP Plan upon his transfer to Canada in 1993.

Employee Stock Purchase Plan

     Under the Placer Dome Inc. Employee Stock Purchase Plan (“ESPP”), eligible employees may contribute up to 6% of base salary, including payments under a senior executive compensation plan, and the Corporation then pays an amount equal to one half the amount contributed by the employee. Amounts contributed by both the employee and the Corporation are applied on a regular basis towards the purchase of Common Shares. Such Common Shares are purchased on the secondary market by a trustee acting on behalf of the employee. A person ceases to be a member in the ESPP when the person ceases to be an employee for any reason (including retirement, death, and permanent disability) unless the person becomes an employee of one of the Corporation’s subsidiaries entitled to participate in the ESPP or is on leave. A person shall cease to be a member of the ESPP if a judgment, garnishment or other court order affecting the employee is levied against the Corporation, the member is legally adjudged incompetent, or becomes bankrupt. A person may terminate his or her membership in the ESPP. Membership shall also cease if a Participating Subsidiary ceases to participate in the ESPP or the ESPP terminates or is terminated.

Stock Options and Stock Appreciation Rights Plans

     The Placer Dome 1987 Stock Option Plan (the “1987 Plan”) provides for the issuance of Common Shares and the granting of stock appreciation rights (“SARs”). Options and related SARs are available to employees of the Corporation and its subsidiary companies. No SARs are outstanding under the 1987 Plan.

     In February 2005, the Board, with the consent of the TSX, amended the 1987 Plan so as to place the primary responsibility for granting options with the unrelated members of the Board as a whole, rather than the Human Resources and Compensation Committee. The 1987 Plan was also amended to provide that the exercise price of an option shall be expressed in U.S. dollars if a currency determination is not made by the Board at the time of the grant. The exercise price of options, if expressed in Canadian dollars, is the price per Common Share of the last board lot sale of such shares on the TSX on the trading date immediately preceding the date the option is granted. The exercise price of options, if expressed in United States dollars, is the price per Common Share of the last board lot sale of such shares on the NYSE on the trading day immediately preceding the date the option is granted. The maximum term of each option and SAR is ten (10) years. Unless permitted by the Human Resources and Compensation Committee and the TSX, no option or SAR is assignable or transferable otherwise than by will or by the laws governing the devolution of property in the event of death. The maximum number of Common Shares which may be reserved for issuance to any employee is 5% of the Corporation’s issuable Common Shares; the maximum number of Common Shares reserved for issuance to insiders of the Corporation and their associates, when taken together with the number of Common Shares issued under the Corporation’s other share compensation arrangements, shall not exceed 10% of the issuable Common Shares; and the maximum number of Common Shares issued to insiders under the 1987 Plan in any one year period, when taken together with the number of Common Shares issued to such insider under the Corporation’s other compensation arrangements, shall not exceed 10% of the issuable Common Shares for all such insiders in the aggregate and, in the case of any one insider or his or her associates, shall not exceed 5% of the issuable Common Shares. Upon termination of employment for any reason except death, retirement or disability an Optionee may, at any time within ninety (90) days (or such longer period, not exceeding five (5) years as the Human Resources and Compensation Committee may allow) after the date of termination but not later than the date of expiration of the option, exercise the option to the extent the employee was entitled to do so on the date of termination. Any option or portion of options of terminated employees not so exercised shall terminate, and shall again be available for future options under the 1987 Plan. If an Optionee who is employed by the Corporation or whose employment has been terminated by retirement or disability shall die holding an option which has not been fully exercised, such option shall immediately vest and become exercisable and the executors, administrators or legal personal representatives of the Optionee may at any time within sixty (60) days of the grant of letters probate of the will or letters of administration of the estate of the decedent or within one (1) year after the date of death, whichever is the least time (but in no event later than the normal expiry of the option) exercise the option. If an Optionee is terminated due to permanent disability, or retires (or terminates employment with the consent of the Board under circumstances equating to retirement), all options held by the Optionee shall immediately vest and be exercisable at any time during the unexpired term of the option.

     The 1987 Plan provides that the Board may, subject to regulatory approval, from time to time amend, suspend, or terminate the 1987 Plan in whole or in part; provided that the Board may not make certain amendments, such as (i) the increase in the number of Common Shares available for options under the 1987 Plan; (ii) a reduction in the exercise price of any option to a price that is less than the exercise price or otherwise materially increases the benefits accruing to employees under the 1987 Plan; (iii) modify the requirements as to eligibility for participation in the 1987 Plan; and (iv) withdraw the administration of the 1987 Plan and/or any option granted under the 1987 Plan from a committee consisting of three or more outside directors, a majority of whom are unrelated directors as that term is defined by the rules and policies of the TSX, without approval of a majority of the shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation duly called for such purpose.

     Options granted under the 1987 Plan typically become exercisable in three cumulative installments on each of the first through third anniversary dates of the date of grant. Until February 2002 to encourage employee share ownership a limited number of options were granted to employees who held shares continuously for two years on the basis of fifty incentive options for each fifty shares owned. Vesting of these options was conditional on the employee retaining ownership during the two year period following the grant.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

				Market Value
				of Securities
		% of Total		Underlying
		Options/SARs		Options/SARs
	Securities Under	Granted to	Exercise or	on the Date
	Options/SARs	Employees	Base Price	of Grant
Name	Granted(1)(2)	in 2004	($/Security)(3)	($/Security)	Expiration Date

P.W. TOMSETT	67,900	2.22%	16.42	16.42	February 26, 2014
	10,000	0.33%	17.09	17.09	September 15, 2014
R.J. MCLENNAN	69,600	2.28%	16.42	16.42	February 26, 2014
G.A. HANDLEY	69,000	2.26%	16.42	16.42	February 26, 2014
W.M. HAYES	73,500	2.41%	16.42	16.42	February 26, 2014
J.D. ROSE	59,400	1.94%	16.42	16.42	February 26, 2014
J.K. TAYLOR	372,200	12.19%	16.42	16.42	February 26, 2014

(1)	All option awards for 2004 were granted for Common Shares.
(2)	The first one third of these awards become exercisable after one year, the second one third after two years, and the final one third after three years.
(3)	Based on the Common Share price on the NYSE. All dollar amounts in this table are in United States dollars.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND

FINANCIAL YEAR-END OPTION/SAR VALUES

					Value of Unexercised
			Unexercised		in-the-Money
	Securities	Aggregate	Options/SARs at		Options/SARs at
	Acquired	Value	December 31, 2004(1)		December 31, 2004
	on Exercise	Realized	(#)		($)(2)(3)
Name	(#)	($)(2)	Exercisable/	Unexercisable	Exercisable/	Unexercisable

P.W. TOMSETT	13,000	147,030	140,883	147,117	1,078,423	898,825
R.J. MCLENNAN	171,367	1,202,928	33,600	133,350	Nil	820,369
G.A. HANDLEY	102,200	975,001	91,332	139,618	542,682	900,960
W.M. HAYES	209,484	1,572,542	122,982	144,784	835,761	908,904
J.D. ROSE	38,050	468,020	143,866	117,334	784,415	740,268
J.K. TAYLOR	147,200	1,595,909	925,216	774,784	7,030,766	5,032,793

(1)	There were no SARs at December 31, 2004.
(2)	Dollar amounts are in Canadian dollars.
(3)	The closing board lot sale price of Common Shares on the TSX on December 31, 2004 was $22.58.

Executive Annual Incentive Plan

     All the Named Executive Officers, with the exception of Mr. Taylor, are members of the Executive Annual Incentive Plan. This Plan provides for the granting of variable compensation to individual executive officers if specified goals are achieved. The amount of an individual Named Executive Officer’s variable compensation (except for the Chief Executive Officer) is determined on the basis of corporate, regional/ functional, and individual performance in relation to the specified goals. Variable compensation for the Chief Executive Officer is determined on the basis of corporate and individual performance. All the specified goals applicable to the President and Chief Executive Officer and the corporate goals applicable to the Named Executive Officers are reviewed by the Human Resources and Compensation Committee of the Board. The President and Chief Executive Officer establishes the other goals applicable to the individual Named Executive Officers.

Employment Agreements

     All the Named Executive Officers currently employed by the Corporation and/or a subsidiary of the Corporation have agreements with the Corporation in respect of their employment. The base salary amounts payable under these employment agreements (the “Employment Agreements”) are adjusted annually by such amount, if any, as the Board determines following annual reviews. The Employment Agreements contain certain restrictions on the employment of the Named Executive Officers in the gold mining industry for twelve months after the termination of employment.

     The provisions of the Employment Agreements with the Named Executive Officers include the following:

     Each expire on the occurrence of the earliest of the following:

(i)	the employee attaining the age of 65 years;

(ii)	the resignation of the employee;

(iii)	the Corporation terminating the employee’s employment for just cause; and

(iv)	the Corporation giving written notice to the employee of the termination of his employment.

     The terms of the Employment Agreements for each Named Executive Officer provide that if the employment of the Named Executive Officer is terminated by the Corporation, for other than just cause, the Corporation will pay to him an amount equal to twice his current annual base salary plus an amount equal to the previous two years’ variable compensation payments. The Named Executive Officer will also be reimbursed up to $10,000 for relocation, financial counselling and tax planning services.

     The Employment Agreements provide that if a Named Executive Officer’s employment is terminated (including resignation in certain “circumstances”) within two years after a change in control of the Corporation, the Named Executive Officer is entitled to a severance payment equal to 1.5 times the general severance amount he would be entitled to as indicated above. In addition, the Named Executive Officer’s stock options vest immediately. The severance payment is reduced proportionately if employment is terminated within two years of the normal retirement date (age 65). A “change in control” includes an event that results in one group owning 20% or more of the voting shares of the Corporation or an entity resulting from a merger or other transaction. The circumstances in which a resignation would entitle the Named Executive Officer to the severance payment include resignation following an adverse change in the position, compensation or responsibilities of the Named Executive Officer, and/or a fundamental change in the nature of the business of the Corporation.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Human Resources and Compensation Committee

     The Human Resources and Compensation Committee is composed of four independent directors, G. Farquharson (Chairman), R.M. Franklin, A.R. McFarland and W.G. Wilson. Mr. Franklin is the Non-Executive Chairman of the Board. In May 2004 A.R. McFarland and G. Farquharson replaced J.W. Crow and R.M. Franklin on the Committee. Later in the year, R.M. Franklin was re-appointed to the Committee following the death of C.L. Michel.

Human Resources and Compensation Committee Report on Executive Compensation

     The Corporation’s compensation policy for all executive officers is to target, on average, the 50th percentile of a sample of North American mining/ resource companies and/or the 75th percentile of a sample of Canadian large-cap companies with a check on a peer group of gold producers. Comparisons are made on a basis that recognizes company size and job scope. Performance is recognized through variable compensation and long-term incentives.

     The Human Resources and Compensation Committee reviews executive officer base salaries annually using the comparator group and other relevant competitive data as input. The services of independent consultants are used to provide data and analysis.

Executive Compensation — Objectives

     The objectives of the executive compensation strategy are as follows:

1.	To attract and retain talented and effective individuals to lead those functions that are important to the Corporation’s success;

2.	To encourage and recognize high levels of performance by linking achievement of specific goals with incentive compensation; and

3.	To establish a clear linkage between long-term executive compensation and the interests of the Corporation and its shareholders.

Executive Compensation — Structure

     The Corporation’s executive compensation program has four components:

•	Base salary

•	Variable compensation

•	Long-term incentives

—	Stock option grants

—	Unit Performance Plan

•	Benefits

1.  Base Salary

     The Committee reviews executive officer base salaries annually using the comparator groups (see above) and other relevant competitive data as input. The services of independent consultants are used to provide data and analysis. As of the Committee’s latest review, base salaries were generally consistent with this philosophy.

2.  Variable Compensation

     Along with the establishment of competitive salary structures and long-term incentives, one of the objectives of the executive compensation strategy is to encourage and recognize high levels of performance by linking achievement of specific goals with variable compensation.

     The variable compensation opportunity is established and adjusted, as required, to remain competitive with the Corporation’s comparator group of North American mining/ resource companies and Canadian large-cap companies. Target opportunities range from 35% to 75% of base salary for the executive group. Variable compensation for executive officers is determined on the basis of corporate, regional/ functional, and individual performance. Variable compensation for the Chief Executive Officer is determined on the basis of corporate and individual performance. While all the elements are important, corporate performance is considered to be the most critical, and the program is designed to highlight this.

     The relative importance of these factors varies with the position, to reflect the influence or leverage that the individual executive has on corporate and regional/ functional performance. The weightings are 50%/25%/25% (Executive Vice-Presidents and Senior Vice-Presidents), and 40%/30%/30% (Vice-Presidents) for corporate, regional/ functional, and individual performance, respectively. The variable compensation for two of the Corporation’s Vice-Presidents is determined with reference to the Executive/ Senior Vice-President weightings. The weightings for the Chief Executive Officer are 80%/20% for corporate and individual performance, respectively.

     The awards for corporate, regional/ functional, and individual performance can vary from 0% to 150%. In addition, the individual performance rating is also applied as an overall multiplier and can vary from 0% to 150%.

     Corporate performance measures for 2004 were Return on Net Assets, Net Asset Value per share, Cash Flow from Operations, Operating Earnings and Production, as well as a number of strategic quantifiable objectives related to increasing reserves, safety, project and property development and relative share price performance. If Return on Net Assets is negative for the year, the corporate performance factor is reduced to zero for all executive officers.

     For 2004, the awards for the corporate performance measures ranged from 20% to 142% of target.

     The individual performance ratings for the executive group ranged from 100% to 125%.

3.  Long-Term Incentives

         (i)  Stock Option Grants

Stock option grants provide a mechanism to link long-term compensation to Common Share price performance.

In 2004 the option grant value provided to the executives under the Standard Stock Option Grant Program was based on a Black-Scholes valuation of the option. The value targets for executives range from 60% to 200% of salary. Generally, these market competitive target levels are adjusted by (i) an individual performance factor ranging from 0% to 150% and (ii) an Adjusted Reserve Profit factor.

Adjusted Reserve Profit (ARP) is designed to reflect value and is used as a proxy for the net asset value of the gold mining assets. Factors included in the ARP calculation include estimates of proven and probable gold reserves, the gold price at which mine plans are prepared, estimates of future cash production cost per ounce and future capital cost per ounce, and net value of other non-gold mining assets.

In 2004, options were also granted to certain individuals who assumed new management positions. In each such case the grant was a fixed number of options, not adjusted for performance or ARP factors. For option grants approved to date in 2005, the option value was determined using a Black-Scholes method assuming an expected option life of approximately five years, with grants to each individual adjusted by a performance factor, and no ARP adjustment. The Human Resources and Compensation Committee is in the process of reviewing the long-term incentive program.

The number of outstanding options, the in-the-money value of outstanding options, or the number of Unit Performance Plan units that an executive officer holds is not factored into the determination of whether and how many new option grants are made to executive officers.

         (ii)  Unit Performance Plan

The Unit Performance Plan is designed to align the interests of senior employees with those of the Corporation’s shareholders and to encourage retention.

Eligible employees can irrevocably elect to participate in the Unit Performance Plan. The participants must agree to defer a minimum of one-third of their earned annual variable compensation, which is converted into notional units with a value based on the average closing price of Common Shares for the previous January. Each unit credited to a participant from the first one-third of their variable compensation will be matched by the Corporation with one additional unit. Voluntary deferrals above one-third of the earned annual variable compensation can be made but do not receive any company match.

In consideration of non-competition covenants, the Corporation may allocate an amount, typically equal to one year’s base salary, to be credited to a participant and converted into units at the applicable value for that year (“initial grant”).

Notional dividends equivalent to the amount of actual dividends paid from time to time on Common Shares (“dividend equivalents”) are allocated to units held by participants and are reinvested into further notional units.

Units are redeemed in cash, or cancelled, in April following the calendar year of cessation of active employment of the participant at the unit value determined during the month of January preceding the April redemption date. Units (other than matching units, initial grant units, and dividend equivalents relating thereto) are 100% vested and 100% redeemable upon termination of employment. Matching units and initial grant units (and dividend equivalents relating thereto) under the Unit Performance Plan, are redeemable only if cessation of active employment occurs due to retirement at or after age 60, or death, or termination without cause within two years of a change in control. In all other cases, these other units are not redeemable and will be cancelled. For these purposes, “retirement at age 60” excludes any situation where severance pay or similar compensation is provided to the participant.

4.  Other Compensation

     Benefits are maintained at a level that is competitive overall, in relation to large Canadian resource companies. These benefits and perquisites include financial counselling, car allowance, parking and club memberships.

CEO’s Compensation

     Mr. Taylor resigned as President and Chief Executive Officer of the Corporation effective September 15, 2004, at which time he ceased to participate in all compensation programs and, except as described below, receive any perquisites for which he was previously eligible. Mr. Taylor’s base salary during 2004 was $1,050,000. He will continue to be employed by the Corporation in an advisory role until March 2005. Mr. Taylor’s effective date of retirement from and termination of employment with the Corporation is March 31, 2005.

     During the period beginning on September 15, 2004 and ending on March 31, 2005, Mr. Taylor will continue to receive payment of base salary, financial counselling and tax advice in accordance with his employment agreement, and group medical and dental coverage. He will continue to accrue service time under the pension plan (see “Executive Compensation — Pension Plans”). No vacation entitlement will accrue to Mr. Taylor during this period.

     Pursuant to the terms of his retirement agreement, Mr. Taylor will receive the amount of $600,000 in respect of variable compensation for the year 2004, none of which will be deferred or converted into units under the Unit Performance Plan.

     At December 31, 2004 Mr. Taylor had 61,273 vested units accrued under the Corporation’s Unit Performance Plan. Mr. Taylor is entitled to payment upon redemption of his vested units and any additional dividend equivalent units accrued to the date of redemption. Redemption will occur on April 15, 2006 in accordance with the terms of the plan (see “Report on Executive Compensation — Long Term Incentives — Unit Performance Plan”).

     Mr. Tomsett, President and Chief Executive Officer of the Corporation, has a current base salary of $850,000. Mr. Tomsett is eligible to participate in the Executive Annual Incentive Plan and the 1987 Plan (see “Executive Annual Incentive Plan” and “Stock Options and Stock Appreciation Rights Plans”).

     The overall compensation for the Chief Executive Officer is determined on the basis of a market comparison of North American mining companies, with a check on a peer group of gold producers. The Corporation’s strategy is to target compensation at the 50th percentile of the comparator group, and suitably recognize performance through variable compensation and long-term incentives.

     Corporate performance determines 80% of the Chief Executive Officer’s variable compensation (see “Measures of Corporate Performance for Variable Compensation”). These objectives are agreed by the Board on an annual basis. The remaining 20% is based on individual contribution as recommended by the Human Resources and Compensation Committee and determined by the Board. Mr. Tomsett took office as President and Chief Executive Officer on September 15, 2004. Accordingly, a portion of his variable compensation was determined with respect to the targets and factors applicable to Executive Vice-Presidents for the period during which he served in that capacity. The Committee bases the evaluation of individual contribution on information obtained from a corporate governance process, including an annual review by the Chief Executive Officer of his performance, which he delivers to the Board for its consideration and discussion with him.

     For 2004 the Measures of Corporate Performance for Variable Compensation were as follows.

Measures Of Corporate Performance For Variable Compensation

		Target
Factor	Description	Weight

(a) Financial Targets	Achieve Earnings, Cash Flow and Production Targets with Reference to:
	• Pre-tax Return on Net Assets	10%
	• Net Asset Value per share	15%
	• Cash Flow from Operations	10%
	• Operating Earnings and Production	20%
(b) Strategic Quantifiable Targets	• Increase Proven and Probable Reserves	20%
	• Improve Safety Performance, as measured against industry standards and corporate objectives	10%
	• Relative Share Price Performance	15%

		100%

Report Presented By:

     G. Farquharson (Chairman), R.M. Franklin, A.R. McFarland and W.G. Wilson.

Stock Performance Graph

     The following graph compares the total cumulative shareholder return for CAD$100 invested in Common Shares of the Corporation on December 31, 1999 with the cumulative total return of the S&P/TSX Composite Index, the Philadelphia Gold & Silver Index and the S&P 500 Index, respectively.

CUMULATIVE VALUE OF A CAD$100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS

EQUITY COMPENSATION PLAN INFORMATION

     The following table shows, as of December 31, 2004, compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. The number of Common Shares outstanding as of December 31, 2004 was 436,395,442. The table shows a separate breakdown for options denominated in Canadian dollars and in US dollars.

				(b)		(c)
				Weighted-Average		Number of Securities Remaining
		(a)		Exercise Price of		Available for Future Issuance
		Number of Securities to be Issued		Outstanding		Under Equity Compensation
		Upon Exercise of Outstanding		Options, Warrants		Plans (Excluding Securities
		Options, Warrants and Rights		and Rights		Reflected in Column (a))

			Percentage of				Percentage of
			Common Shares				Common Shares
Plan Category		Number	Outstanding			Number	Outstanding

Equity compensation plans approved by securityholders
1987 Plan	— CAD$	6,296,229	1.44%	CAD$	21.86	7,283,763	1.67%
	— US$	7,100,120	1.63%	US$	13.18
Directors’ Plan(1)	— CAD$	280,000	0.06%	CAD$	22.49	210,000	0.05%
	— US$	80,000	0.02%	US$	10.97

Equity compensation plans not approved by securityholders
LTIP Plan(2)	— US$	59,050	0.01%	US$	11.14	N/A	N/A

Total		13,815,399	3.16%			7,493,763	1.72%

(1)	In 2003 the Board suspended grants of options under the Directors’ Plan.

(2)	The Corporation assumed the obligations of the Getchell Gold Corporation 1996 Long-Term Equity Incentive Plan (“LTIP Plan”) upon the merger with Getchell Gold Corporation on May 27, 1999, and reserved for issuance a number of shares equal to the number of options then outstanding under the plan. All options granted under the plan are vested and expire no later than ten years from the date of grant. No future grants will be made under this plan. Pursuant to the LTIP Plan, in the event of termination of employment as an Optionee for any reason other than death, disability or retirement, options held at the termination (to the extent exercisable) may be exercised in whole or in part at any time within three months after the date of termination; or such lesser period specified in the option agreement. If termination is due to death or disability only awards held at the date of death or disability may be exercised by the participant or the participant’s personal representative, or by the person to whom the option was transferred by will or the laws of descent and distribution, at any time within 18 months after the death or one year after the disability of the participant or any lesser period specified in the option. In the event of termination due to retirement, options may be exercised in whole or in part at any time within two years after the date of termination or such lesser period specified in the option agreement. Options under the LTIP Plan are not assignable or otherwise transferable other than by will or by the laws of descent or distribution. The Board may amend, alter or discontinue the LTIP Plan but no amendment, alteration or discontinuance shall be made which would impair the rights of a participant without the participant’s consent. The Board may not amend or alter the LTIP Plan without the approval of a majority of the votes cast at a duly held meeting of shareholders, where such amendment or alteration would, except as expressly provided in the LTIP Plan (a) increase the total number of shares reserved for issuance pursuant to the options under the LTIP Plan or modify an award limit; (b) change the minimum exercise price terms of options; (c) change the class of participants eligible in the LTIP Plan; (d) extend the maximum term of an option; or (e) materially increase the benefits accruing to participants under the LTIP Plan.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     As of February 24, 2005, none of the individuals who at any time since January 1, 2004 was a director, executive officer, senior officer or proposed nominee for election as director, and none of their respective associates, is indebted to the Corporation or any of its subsidiaries or has indebtedness to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

     The aggregate indebtedness to the Corporation and its subsidiaries as of February 24, 2005 of all current and former directors, officers and employees of the Corporation or any of its subsidiaries, excluding routine indebtedness, was US$1,242,042.

     Section 402 of the United States Sarbanes-Oxley Act of 2002 provides that a company may not, directly or indirectly, including through a subsidiary, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or executive officer of that company. The Corporation has not granted loans or amended the terms of previously granted loans as interpreted under this broad definition to any current directors or executive officers or to persons who have held such positions since the enactment of the Sarbanes-Oxley Act of 2002.

AUDIT COMMITTEE REPORT

     The Audit Committee is comprised entirely of independent directors and operates under a formal written charter. The Audit Committee met nine times during the year.

     In 2004, the Audit Committee reviewed its charter. The Committee reviewed its established complaint procedure to facilitate receipt of and response to complaints received by the Corporation regarding questionable accounting, internal accounting controls and audit matters, on a basis that preserves the anonymity of an employee complainant. The Committee continued the process of pre-approving all audit and non-audit services provided by the external auditor. The Committee delegated to its Chairman the authority to pre-approve audit and non-audit services between meetings of the Committee subject to specified limits. The Committee approved in advance the terms of engagement of the auditor with respect to the conduct of the annual audit. The Committee began a regular practice of receiving a report on outstanding legal matters and developments at each regularly scheduled meeting. The Committee received reports from the tax department relating to tax matters and the internal auditors with respect to security and risk management projects. The Committee discussed the requirements related to an “Audit Committee Financial Expert” as contemplated by the Sarbanes-Oxley Act of 2002 and similar requirements of other regulatory authorities and made recommendations to the Board in that regard. The Committee received reports from Management and monitored the Corporation’s progress on the project related to Sarbanes-Oxley 404 requirements. The Committee met in camera with the internal auditor and with representatives of the external auditor and separately with senior Management persons involved in the control function at several of its meetings. The Committee members also met without Management present.

     The Committee discussed with Management and the external auditor the acceptability of the Corporation’s accounting principles and practices used in its financial reporting and provided a confidential avenue of communication with the external auditors, internal auditors and financial Management. The Committee received and discussed a presentation from the external auditor confirming their independence. The Committee reviewed financial information included in the short form prospectus filed by the Corporation in 2004. The Audit Committee reviewed and discussed with Management and the external auditor the quarterly financial statements and Management’s Discussion and Analysis thereon, approved the quarterly financial statements and recommended to the Board that the quarterly financial statements be approved. The Audit Committee reviewed and discussed with Management and the external auditor the annual audited financial statements and Management’s Discussion and Analysis and recommended to the Board that the annual financial statements be approved.

Report Presented By:

J.W. Crow (Chairman), D.S. Karpin, A.R. McFarland and W.G. Wilson.

APPOINTMENT OF AUDITORS

     Shareholders will be requested to re-appoint Ernst & Young LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders. Ernst & Young LLP was first appointed as auditors of the Corporation in 1995.

     Representatives of Ernst & Young LLP are expected to be present at the Meeting, will have an opportunity to be heard on any part of the business of the Meeting that concerns them as auditor, and are expected to be available to respond to appropriate questions relating to their duties as auditor.

External Auditor Service Fees

     For the years ended December 31, 2004 and December 31, 2003, Ernst & Young LLP and its affiliates billed the Corporation US$2,696,000 and US$2,082,000, respectively, as detailed below:

	Year ended	Year ended
	December 31	December 31

	2004	2003

	(US$000)	(US$000)
Audit fees	1,500	1,244
Audit related fees	1,142	796
Tax fees	48	42
All other fees	6	Nil

	$2,696	$2,082

     The nature of each category of fee is described below:

Audit Fees

     Includes services that are provided by the independent auditor in connection with statutory and regulatory filings, principally for the audit of the annual financial statements prepared in accordance with US Generally Accepted Accounting Principles (“GAAP”) and contained in the Form 40-F and Annual Information Form and the annual financial statements prepared in accordance with Canadian GAAP.

Audit Related Fees

     Includes assurance and related services provided by the independent auditor that are related to the performance of the audit, principally for financings, acquisitions, quarterly reviews, consultation regarding financial accounting and reporting standards and Sarbanes-Oxley section 404 project planning and scoping and employee benefit plan audits.

Tax Fees

     Relates to tax compliance services provided by the independent auditor and the preparation of employee tax returns under the Corporation’s expatriate tax services programs.

All Other Fees

     Relates to market salary survey provided by the independent auditor.

Pre-approval Policy

     The Audit Committee has a practice of pre-approving audit and non-audit services provided by the independent auditor. The Committee has delegated to its Chair, the authority, to be exercised between regularly scheduled meetings of the Audit Committee, to pre-approve audit and non-audit services provided by the independent auditor up to a maximum amount of US$250,000. All such pre-approvals shall be reported by the Chair at the meeting of the Audit Committee next following the pre-approval.

SHAREHOLDER PROPOSALS

     Pursuant to Section 137 of the Canada Business Corporations Act, any notice of a shareholder proposal intended to be raised at the 2006 Annual Meeting of Shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before November 28, 2005 to be considered for inclusion in the management proxy circular and statement for the 2006 Annual Meeting of Shareholders.

     It is the position of the Corporation that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the Canada Business Corporations Act.

ADDITIONAL INFORMATION

     Additional information concerning the Corporation, including the Corporation’s consolidated interim and annual financial statements and related management’s discussion and analysis and the Corporation’s Annual Information Form, is available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com. When available, copies of such information may also be obtained on the Corporation’s Website at www.placerdome.com or upon request to the Secretary of the Corporation at Suite 1600, 1055 Dunsmuir Street, Vancouver, British Columbia; Mailing address P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada, V7X 1P1.

     A person requesting the document who is not a shareholder of the Corporation may be required to pay a reasonable charge for these documents.

DIRECTORS’ APPROVAL

     The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

J. DONALD ROSE

Executive Vice-President, Secretary and
General Counsel

Vancouver, British Columbia, Canada

February 24, 2005

SCHEDULE “A”

PLACER DOME INC.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Pursuant to Section 473 of the TSX Company Manual

     The Corporation’s corporate governance practices are compared with the TSX corporate governance disclosure guidelines.

Guideline 1	The board of directors should explicitly assume responsibility for the stewardship of the corporation
Does Placer Dome align?	Yes
Comments:	The Board has responsibility for the stewardship of the business and affairs of the Corporation and ultimate accountability for the governance of the Corporation’s business and management.
The Board delegates to the Corporation’s senior officers the responsibility for the day to day management of the Corporation, including the preparation of periodic reports. Management provides the support and information necessary to enable the Board to fulfill its oversight obligations effectively.
Decisions sufficiently important to require Board authorization include: the appointment and replacement of the Corporation’s CEO; the appointment of all senior corporate officers; the issuance of securities of the Corporation; major acquisitions, dispositions and joint venture formations; borrowing exceeding specified limits; the percentage of future metal production that can be committed for sale; significant corporate policies; and the payment of dividends.
The Board acts in accordance with the Canada Business Corporations Act, the Corporation’s articles of incorporation and by-laws, the Corporation’s Code of Business Conduct, the mandate of the Board and the Board committee charters, the corporate governance guidelines and other applicable laws and company policies. The Corporation’s corporate governance guidelines, the Board mandate and the Board committee charters were reviewed in 2004 and can be found on the Corporation’s website at www.placerdome.com and are also available in print to any shareholder upon request to the Corporation’s Secretary. A copy of the Board mandate is attached to this Circular as Schedule “B”, and a summary of each of the committee charters is set out under the heading “Corporate Governance” at page 7 of this Circular. The Corporation’s Code of Business Conduct is applicable to the directors and all employees of the Corporation. All employees who have executive or managerial responsibilities are expected to ensure that the Code is communicated to and understood by employees reporting to him or her, and are required to sign an annual acknowledgment of adherence to the Code. The members of the Board also sign an acknowledgement. Each year, based on director and employee Code acknowledgments and interviews with and reports received from senior Management, the Secretary reports to the directors on compliance with the Code. The Code is available on the Placer Dome website, and is available in print to any shareholder who requests a copy from the Corporation’s Secretary.

Guideline 1a	The board of directors should specifically assume responsibility for the adoption of a strategic planning process
Does Placer Dome align?	Yes
Comments:	The Board, directly or through its committees, has the responsibility to participate with Management in developing and approving the objectives and goals of the business, and the strategy by which it proposes to reach those goals. Strategic issues are reviewed with Management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose. The Board reviews and approves the Corporation’s strategic plan as it is developed by Management. The CEO reports to the Board on the operations of the Corporation at regularly scheduled Board Meetings. Management must seek the Board’s approval for any material transaction, including any material transaction that would have a significant impact on the strategic plan of the Corporation.

Guideline 1b	The board of directors should specifically assume responsibility for the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks
Does Placer Dome align?	Yes
Comments:	The Board has responsibility overall to identify the principal risks of the Corporation’s business. The Board, as a whole, has oversight responsibility with respect to political risks and risks related to the Corporation’s forward-selling practices. A number of other specific risks, such as financial controls and environment, health and safety, are reviewed periodically, at regularly scheduled meetings, by the Audit Committee and the Safety and Sustainability Committee, respectively. The relevant committee then reports to the Board. Management reports to the Board and its committees, as applicable, with respect to principal risks of the Corporation.

Guideline 1c	The board of directors should specifically assume responsibility for succession planning, including appointing, training and monitoring senior management
Does Placer Dome align?	Yes
Comments:	The Board is responsible for appointing the Chief Executive Officer and the other officers of the Corporation. The Board mandate provides that the independent members of the Board are responsible for approving the compensation of the Chief Executive Officer and the other officers of the Corporation. A key responsibility of the Board is ensuring that succession planning programs are in place, including programs to train and develop management. The Board has an active role in identifying and assessing potential succession candidates and is responsible for approving Management’s succession plans for the Chief Executive Officer and the other officers of the Corporation. The Human Resources and Compensation Committee also reviews and reports to the Board on succession plans annually.

Guideline 1d	The board of directors should specifically assume responsibility for a communications policy for the corporation
Does Placer Dome align?	Yes
Comments:	The Corporation is committed to a policy of timely and accurate public disclosure of material information in accordance with legal and regulatory requirements including prohibitions against selective disclosure. The Corporation has implemented a Corporate Disclosure Policy which has been approved by the Board. The Corporate Disclosure Policy applies to all directors, officers and employees of the Corporation. It covers all methods that the Corporation uses to communicate with the public. It also covers oral statements made in both group and individual meetings or telephone calls with financial analysts and investors, interviews with the media, and press conferences. The Corporation has established a disclosure policy committee responsible for overseeing the Corporation’s corporate disclosure practices and monitoring compliance with this policy. Adequate structures are in place to ensure effective, timely and non-selective communications between the Corporation and its shareholders, the public and regulatory agencies. The Board, or the appropriate Board committee, reviews the Corporation’s major communications with shareholders, the Corporation’s annual and quarterly reports, the Circular, and the Annual Information Form.
In addition, the Corporation, through its Investor Relations group, provides shareholders with various communication channels, such as the corporate website, a toll-free telephone number in North America and an electronic mail address, details of which are provided in the annual report to shareholders, to ensure that shareholders’ feedback and concerns are adequately received and addressed by the Corporation.
The Corporation’s quarterly earnings conference calls are broadcast live over the Internet and are accessible by telephone on a live and recorded basis. The Corporation’s website contains information regarding the Corporation’s webcasts as well as transcripts of the quarterly conference calls.

Guideline 1e	The board of directors should specifically assume responsibility for the integrity of the corporation’s internal control and management information systems
Does Placer Dome align?	Yes
Comments:	The oversight responsibilities of the Audit Committee of the Board include oversight of the integrity of the Corporation’s internal accounting controls and procedures. Management is responsible for maintaining systems of internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, reported and recorded. Management is also responsible for documenting, evaluating, and reporting on internal controls. The Corporation is evaluating internal controls over financial reporting in support of the section 404 Sarbanes-Oxley requirement. The Corporation’s Controller and other senior members of Management update the Audit Committee on the status of the internal control evaluation and management information systems. The internal auditor is responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls and management information systems. The Audit Committee meets with the Corporation’s internal auditor at least four times a year to assess the effectiveness of the Corporation’s internal control and management information systems. An internal audit plan is prepared for presentation to the Audit Committee annually by the internal auditor, with the results reported to the Audit Committee on completion.

Guideline 2	The board of directors should be constituted with a majority of the individuals who qualify as “unrelated” directors
Does Placer Dome align?	Yes
Comments:	As used herein, the term “unrelated director” means a director who is independent of Management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.
The directors have determined that with the exception of Mr. P.W. Tomsett, the President and CEO of the Corporation, all of the nominees for director are unrelated directors.
Mr. R.M. Franklin, is a Non-Executive Chairman and is not a member of Management.

Guideline 3	The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the Board has a majority of unrelated directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion
Does Placer Dome align?	Yes
Comments:	The Corporation is subject to various requirements governing the independence of its Board and committee members, including the Sarbanes-Oxley Act of 2002, and the listing requirements of the TSX. The Corporation voluntarily complies with the NYSE corporate governance listing standards regarding director independence. The Corporation has adopted as part of its corporate governance guidelines director independence criteria and categorical standards of independence. The corporate governance guidelines are available on the Corporation’s website at www.placerdome.com. In addition to the NYSE’s corporate governance listing standards relating to director independence, the Corporation determined that a director who serves as an executive officer of a tax exempt organization that received contributions from the Corporation within the preceding three years which, in any single fiscal year exceeded the greater of US$1 million, or 2% of such tax exempt organization’s consolidated gross revenues, shall not be considered independent. The Corporate Governance Committee has the responsibility to review annually directors’ relationships with regard to potential conflicts of interest and to determine the independence of the members of the Board. As part of this assessment process, all directors are required to complete an Annual Questionnaire disclosing the particulars of their external affiliations, business or family relationships, transactions and interests, including potential conflicts of interest, which could impact the director’s independence.
Based on the information provided by the nominees for election as directors as to their individual circumstances and applying the standards for the independence of directors set out in the corporate governance guidelines, the Board has affirmatively determined that, with the exception of Mr. P.W. Tomsett, President and CEO of the Corporation, all of the nominees for director are outside, unrelated and independent directors. See page 7 of the Circular under the heading “Independence of Directors”.

Guideline 4	The board of directors should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis
Does Placer Dome align?	Yes
Comments:	The Corporate Governance Committee is composed entirely of independent directors and is responsible for recommending nominees to the Board for eventual proposal as candidates for election or appointment as directors. The shareholders of the Corporation are asked at each Annual Meeting to elect directors. The Chairman develops a list of potential candidates having regard to, among other things, the following attributes: diversity through qualified persons representing various industry backgrounds, geographical areas, gender, records of achievement in individual fields of endeavour and a willingness to devote the necessary time to Board matters. The Committee also seeks candidates with high personal and professional ethics, integrity and values and a commitment to represent the long-term interests of shareholders. In 2004, the Committee retained an independent search firm to assist it with its identification of candidates for the Board. Representatives of the Corporate Governance Committee met with the independent search firm to discuss the profile of the candidates the Corporation sought. The search firm identified potential candidates in several countries. Representatives of the Corporate Governance Committee together with the search firm interviewed thirteen candidates. Of those, two being Donald J. Carty and H. Clive Mather were recommended to and approved by the full Board of Directors as nominees for election at the 2005 Annual Meeting.
The Corporate Governance Committee is also responsible for the evaluation process of the Board and each Board committee and for reporting on such evaluation to the Board. All members of the Corporate Governance Committee are outside, unrelated and independent directors.
No director shall, after attaining the age of seventy years, be eligible for reelection or appointment as a director and no other person shall, after attaining the age of seventy years, be eligible for election or appointment as a director.

Guideline 5	The board of directors should implement a process for assessing the effectiveness of the board of directors as a whole, its committees and the contribution of individual directors
Does Placer Dome align?	Yes
Comments:	The Board has established a review process designed to provide for periodic examinations of important governance issues such as the effectiveness of Board and Committee procedures and performance. The Corporate Governance Committee evaluates the performance of the Board and its committees annually through a Board Organization Review Process Questionnaire completed by Board members. The questionnaire covers topics including Board organization and processes, selection and review of Management, strategy determination, monitoring and acting, reporting to shareholders, effectiveness and evaluation of the Committees and the Board. The Committee reports on its evaluation to the Board. The objective of the evaluations is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. The Corporate Governance Committee makes recommendations relative to the composition of the committees of the Board. Each director also completes an Individual Director Self-Evaluation Form annually. The Chairman of the Board reviews all self-evaluation forms and discusses issues raised with individual directors as appropriate.

Guideline 6	Every corporation should provide an orientation and education program for new recruits to the board of directors
Does Placer Dome align?	Yes
Comments:	New Board members receive an orientation program designed to acquaint the director with the Corporation’s business, its activities and management systems. The Secretary maintains a “Director’s Handbook” of key corporate governance and policy issues, as well as the Board mandate and committee charters, which is updated regularly for existing Board members and explained to new members. Senior Management from time to time prepares presentations to the Board on pertinent topics of interest as they relate to the Corporation’s business, including with respect to regulatory reform changes, accounting practices, and safety initiatives. New Board members are given an early opportunity to visit the Corporation’s operations to give them additional insight into the Corporation’s business. The Corporation encourages the professional development and continuing education of its directors.

Guideline 7	Every board of directors should examine its size and undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making
Does Placer Dome align?	Yes
Comments:	It is the view of the Board that the size of the Board should be sufficient to provide a diversity of expertise and opinions and to allow effective committee organization, yet small enough to enable efficient meeting and decision making and maximize full Board attendance.
The Corporate Governance Committee at least annually reviews, advises and recommends to the Board any matters concerning the size and composition of the Board, organization and responsibilities of Board committees, and the evaluation process for the Chairman and the Board.
The Board, based on a recommendation from the Corporate Governance Committee, has determined that 12 nominees be proposed for election as directors at the Annual Meeting of Shareholders on April 27, 2005.

Guideline 8	The board of directors should review adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director
Does Placer Dome align?	Yes
Comments:	The Corporate Governance Committee reviews and recommends to the Board the compensation of the Board. At least once every year the Corporate Governance Committee reviews the adequacy and form of compensation of the directors with regard to practices of comparable corporations and to ensure that the directors’ compensation is aligned with the interests of the shareholders, while allowing the Corporation to attract and retain individuals having the necessary qualifications. In 2003 the Corporate Governance Committee reviewed directors compensation and received advice in this regard from a consultant retained independently by the Committee. Based on this review and a review of governance practices, in December 2003 the Board, on the recommendation of the Corporate Governance Committee, approved the suspension of the Directors’ Plan as described in the Circular at page 6 under the heading “Compensation of Directors — Stock Options”. In 2004, non-employee directors resident in Canada and the United States were granted deferred share units pursuant to the Corporation’s DSU Plan (each eligible director received 3,500 deferred share units, with the exception of the Non-Executive Chairman of the Board who received 7,000, and dividend equivalents thereon). Alternative compensation arrangements were made with the non-employee directors resident outside of North America. A description of the compensation of Directors, including the DSU Plan and the alternative compensation arrangements is disclosed at page 5 of the Circular under the heading “Compensation of Directors”. The Board approved a share ownership requirement for non-management directors to hold a minimum of 7,500 Common Shares or share equivalents by the end of 2004. New non-management nominees to the Board of directors are expected to own 7,500 Common Shares or share equivalents within two years of the date of appointment.

Guideline 9	Subject to Guideline 13, committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors
Does Placer Dome align?	Yes
Comments:	All members of the Board’s committees are independent, outside and unrelated directors. See page 7 of the Circular under the heading “Corporate Governance — Independence of Directors”.

Guideline 10	The board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for developing the corporation’s approach to governance issues, including the corporation’s response to the TSX corporate governance guidelines
Does Placer Dome align?	Yes
Comments:	The Corporate Governance Committee has the general responsibility for developing the Corporation’s approach to governance issues. In 2004 the Corporate Governance Committee reviewed in consultation with each Board committee, all committee charters, the Board mandate and the corporate governance guidelines. The committee charters, the corporate governance guidelines and the Board mandate were approved by the Board and are available on the Corporation’s website and in print to any shareholder who requests a copy from the Corporation’s Secretary. The Secretary received updates throughout the year on governance initiatives of relevant organizations such as the Ontario Securities Commission, the TSX and the NYSE and advised the Committee Chair and Committee as appropriate. The practices of major Canadian companies and the views of institutional shareholders are reviewed by the Corporation to ensure that the Corporation maintains high standards of corporate governance.

Guideline 11	The board of directors, together with the Chief Executive Officer, should develop position descriptions for the board of directors and for the Chief Executive Officer, involving the definition of the limits to management’s responsibilities. The board of directors should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting
Does Placer Dome align?	Yes
Comments:	The Board and the CEO have developed position descriptions for the Non-Executive Chairman of the Board and the CEO. These position descriptions are available on the Corporation’s website. The Board has adopted a mandate that sets out its responsibilities. The Board may delegate to Board committees matters the Board is responsible for, but the Board retains oversight and ultimate responsibility for delegated responsibilities. The Board has established limits to Management’s responsibilities in respect of major acquisitions, dispositions and joint venture formations, borrowing exceeding specified limits and significant corporate policies. Further details respecting the Board mandate and matters which Management is required to bring to the Board are contained in response to Guideline 1 above. The Board Mandate is attached as Schedule “B” to this Circular. In 2004, the Board developed a position description for the chair of each Board Committee.
The Human Resources and Compensation Committee conducts an annual review of the performance of the CEO against goals and objectives which have been established and recommends the compensation of the CEO to the Board for approval by its independent members. See “Human Resources and Compensation Committee” and “Report on Executive Compensation” in this Circular.
The results of the review are communicated to the CEO by the Non-Executive Chairman of the Board and Chairman of the Human Resources and Compensation Committee. The Board annually approves the corporate objectives the CEO is responsible to meet and assesses the performance of the CEO against these objectives.

Guideline 12	The board of directors should implement structures and procedures to ensure that the board of directors can function independently of management
Does Placer Dome align?	Yes
Comments:	Mr. R.M. Franklin, who is the Non-Executive Chairman of the Board and is not a member of Management, chairs all Board meetings and all meetings of the independent members of the Board.
During a portion of every regularly scheduled meeting the independent members of the Board may choose to meet independently of Management.
The independent directors of the Board may be contacted through the Non-Executive Chairman of the Board by writing to: Chairman of the Board, Placer Dome Inc., P.O. Box 49330, Bentall Station, Suite 1600 — 1055 Dunsmuir Street, Vancouver, BC, Canada V7X 1P1.
With the exception of Mr. P.W. Tomsett, the President and CEO of the Corporation, all of the nominees for director are independent and unrelated directors.

Guideline 13	The audit committee of the board of directors should be composed only of unrelated directors.
The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.
The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so
Does Placer Dome align?	Yes
Comments:	The Audit Committee is composed entirely of independent and unrelated directors. The members of the Audit Committee are Mr. J.W. Crow (Chair), Mr. A.R. McFarland, Mr. D.S. Karpin, and Mr. W.G. Wilson. The Board determined the definition of “financial literacy” to be the ability to read and understand financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexities of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. The Board determined the definition of “accounting or related financial expertise” to be the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with both Canadian and United States of America generally accepted accounting principles. The Board has adopted the U.S. Securities and Exchange Commission definition of “audit committee financial expert”.
Based on information provided by each director, the Board has determined that all members of the Audit Committee are financially literate and at least one member has accounting or related financial expertise.
The Board has determined that Mr. W.G. Wilson qualifies as an “audit committee financial expert”. Mr. Wilson was previously employed as the chief financial officer of Nova Corporation and Cominco Ltd., and was an audit partner with Clarkson, Gordon & Co. The U.S. Securities and Exchange Commission has indicated that the designation of Mr. Wilson as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Wilson that are greater than those imposed on members of the Audit Committee and Board members who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.
A member of the Corporation’s Audit Committee, Mr. J.W. Crow, also serves as a member on six other public company audit committees. The Board has determined that Mr. Crow’s simultaneous service on more than three public company audit committees does not impair his ability to effectively serve on the Corporation’s Audit Committee. In making this determination, the Board reviewed Mr. Crow’s ability to commit time to Board and Committee matters, his attendance record at Board and Committee meetings, and the nature, complexity, timing and reporting frequency of the other audit committees on which he serves, based on information provided by Mr. Crow. No other members of the Corporation’s Audit Committee serve on more than three public company audit committees.
The Board has adopted a charter for the Audit Committee which sets out the roles and responsibilities of the Committee. These roles and responsibilities are defined to provide appropriate guidance to Audit Committee members as to their duties. A brief description of the Audit Committee responsibilities is set out under the heading “Corporate Governance — Audit Committee” at page 8 of the Circular. Additional information relating to the composition of the Audit Committee, the relevant education and experience of Audit Committee members, pre-approval policies and procedures, and external auditor fees is provided under the heading “Audit Committee” in the Corporation’s Annual Information Form dated February 23, 2005.
The Audit Committee charter is available on the Corporation’s website, and is attached as a schedule to the Corporation’s Annual Information Form filed on SEDAR.
The Audit Committee meets alone and separately with the senior financial officers of the Corporation, with the internal auditors and with the external auditors to review and discuss specific issues as appropriate.
The Audit Committee requires Management to design and implement an effective system of internal controls. The Audit Committee Report is set out at page 17 of the Circular.

Guideline 14	The board of directors should implement a system which enables an individual director to engage an outside adviser at the corporation’s expense, in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board
Does Placer Dome align?	Yes
Comments:	Individual directors can engage outside advisers at the expense of the Corporation with the authorization of the Corporate Governance Committee. Each Board committee charter enables the committee to retain legal, accounting, financial or other consultants to advise the committee at the Corporation’s expense. Each of the committees has the sole authority to retain and terminate any firm and to approve all fees and retention terms.

SCHEDULE “B”

PLACER DOME INC. (THE “COMPANY”)

MANDATE FOR THE BOARD OF DIRECTORS

     The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Company and the underlying value of the Company.

     Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

DUTIES OF DIRECTORS

     The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees, the Audit Committee, the Corporate Governance Committee, the Human Resources and Compensation Committee, and the Safety and Sustainability Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives. Other principal duties include, but are not limited to, the following categories:

Appointment of Management

1.	The Board is responsible for approving the appointment of the Chief Executive Officer and the other officers of the Company. The independent members of the Board are responsible for approving the compensation of the Chief Executive Officer and the other officers of the Company.

2.	The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.

3.	The Board oversees that succession planning programs are in place, including programs to train and develop management. The Board is responsible for approving management’s succession plans for the Chief Executive Officer and the other officers of the Company.

Board Organization

4.	The Board will respond to recommendations received from the Corporate Governance Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

5.	The Board may delegate to Board committees matters the Board is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

6.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission and goals of the Company.

7.	The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

8.	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

9.	The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view to maximizing value for shareholders.

Monitoring of Financial Performance and Other Financial Reporting Matters

10.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

11.	The Board is responsible for:

(a)	adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise its direction to management in light of changing circumstances affecting the Company; and

(b)	taking action when Company performance falls short of its goals, or when other special circumstances warrant.

12.	The Board is responsible for approving the annual audited financial statements, and if required by applicable securities legislation, the interim financial statements, and the notes and Management’s Discussion and Analysis accompanying such financial statements.

13.	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, the issuance, purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

14.	The Board is responsible for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

B-1

Environmental Oversight

15.	The Board is responsible for ensuring the implementation of appropriate environmental stewardship and health and safety management systems, that are sufficient within the terms and practices of the mining industry, to ensure compliance with applicable laws and Company policies.

Policies and Procedures

16.	The Board is responsible for:

(a)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and

(b)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.

17.	The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.

Communications and Reporting

18.	The Board has approved and will revise from time to time as circumstances warrant a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted.

19.	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Company’s implementation of systems to accommodate feedback from shareholders.

B-2

P.O. Box 49330 Bentall Station Suite 1600 — 1055 Dunsmuir Street Vancouver, British Columbia, Canada, V7X 1P1

Dear Shareholder of Record:

Enclosed is the material relating to the Annual Meeting of the Corporation to be held on April 27, 2005.

Whether or not you expect to attend the meeting, please ensure that your vote is counted by conveying your voting instructions through one of the three voting methods that have been made available to you: (i) use of the paper form of proxy to be returned by mail, delivery or fax; (i) use of the telephone voting procedure; or (iii) use of the Internet voting procedure. Please refer to the Management Information Circular and Statement and to the form of proxy for information and instructions on how to vote using any of the three voting options. Conveying your voting instructions will help to ensure that a quorum is present for the meeting and avoid the expense of convening another meeting.

If you vote using the paper form of proxy, please complete, date, sign and return it by fax to 416-368-2502 or in the envelope provided for that purpose. To be effective, proxies must be received before 10:00 a.m. (Eastern Daylight Time) on April 26, 2005 by CIBC Mellon Trust Company, Proxy Department, Unit 6, 200 Queens Quay East, Toronto, Ontario, Canada, M5A 4K9. However, if you wish to vote by telephone or over the Internet, you must cast your vote before 10:00 a.m. (Pacific Daylight Time) on April 25, 2005.

Placer Dome’s interim and annual financial statements and related management’s discussion and analysis (MD&A) are available on the Placer website at www.placerdome.com. Please refer to the “Quarterly Report Request” and the “Annual Report Waiver” notices appearing in the lower portion of your proxy form for information as to the procedure for you to elect whether or not you wish to receive these documents.

In addition, Placer is also pleased to offer you Electronic Delivery of financial statements and related MD&A and certain other communications via the Internet rather than paper copy through the mail. If you choose to accept this service you will benefit from on-line access to Placer documents when they are posted. You will also be helping Placer to reduce printing and mailing costs and minimize the environmental impact by reducing the number of paper copies printed. To accept this offer you must have a personal computer with an e-mail account and access to the Internet. Complete the electronic delivery option consent form printed on the back of this letter and return it to Placer’s Transfer Agent, CIBC Mellon Trust Company by fax 416-643-3136 or mail to P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, or sign up for this service on the CIBC Mellon website at www.cibcmellon.com under the heading “Investor Services – Forms/Materials Request – Consent to electronic delivery of investor materials”.

We encourage you to take advantage of this service.

Yours truly,

PLACER DOME INC.

/s/ R.M. Franklin R.M. Franklin Chairman	/s/ P.W. Tomsett P.W. Tomsett President and Chief Executive Officer

TEL (604) 682-7082 FAX (604) 682-7092 WEB www.placerdome.com
A member of the Placer Dome Group

PLACER DOME INC.

Proxy Solicited by Management of the Corporation
for the Annual Meeting of Shareholders,
April 27, 2005

The undersigned shareholder of PLACER DOME INC. (the “Corporation”) hereby appoints ROBERT M. FRANKLIN, or failing him, PETER W. TOMSETT, or failing him, J. DONALD ROSE or, instead of any of them, .................................................................................................... ......................* as proxy of the undersigned, to attend, act and vote in respect of all shares registered in the name of the undersigned at the Annual Meeting of the Shareholders of the Corporation to be held on Wednesday, April 27, 2005 and at any adjournments thereof (the “Meeting”), in the same manner, to the same extent and with the same powers as if the undersigned were personally present. Without limiting the generality of the foregoing, such proxy is directed to vote as follows on the following proposals:

Management recommends shareholders vote FOR items 1 and 2 below:

1.	Election of Directors.

☐ FOR all nominees listed below (except as marked to the contrary below)	☐ WITHHOLD AUTHORITY to vote for all nominees listed below

(Instruction: To withhold authority to vote for any individual nominee, strike a line through the nominee’s name below)

1. D. J. Carty	7. A. R. McFarland

2. G. B. Coulombe	8. H. C. Mather

3. J. W. Crow	9. E. A. Parkinson-Marcoux

4. G. Farquharson	10. V. F. Taylor III

5. R. M. Franklin	11. P. W. Tomsett

6. D. S. Karpin	12. W. G. Wilson

2.	Appointment of Ernst & Young LLP as auditors.

☐ FOR	☐ WITHHOLD AUTHORITY

Unless directed herein to the contrary, this proxy will be voted FOR the election of all nominees for director listed above and FOR the appointment of Ernst & Young LLP as auditors. This form of proxy confers discretionary authority to vote on any amendment to or variation of matters identified in the Notice of Meeting, proposed at the Meeting or any other matters that properly come before the Meeting, in accordance with the best judgment of the person voting the proxy at the Meeting.

*Note: A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than the Management nominees. A shareholder desiring to appoint some other person to represent the shareholder at the Meeting may do so either by inserting such person’s name in the space provided and striking out the names of the Management nominees or by completing another form of proxy. This form of proxy must be executed by the shareholder or the shareholder’s attorney duly authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The signature should correspond with the name imprinted hereon. Where two or more persons are named, all should sign.

If this proxy is not dated in the space provided below, it will be deemed to bear the date on which it was mailed by the Corporation.

To be effective, this proxy must be received before 10:00 a.m. (Eastern Daylight Time) on April 26, 2005 by CIBC Mellon Trust Company, Proxy Department, Unit 6, 200 Queens Quay East, Toronto, Ontario, Canada, M5A 4K9 in the envelope provided for that purpose or by fax at (416) 368-2502.

In lieu of submitting this proxy by mail or fax, voting instructions may also be conveyed by telephone or over the Internet until 10:00 a.m. (Pacific Daylight Time) on April 25, 2005. Please see the reverse side of this form for voting options and instructions.

DATED this................ day

of..............................., 2005.
Signature of Shareholder

PLEASE DATE THIS PROXY AND SIGN AS YOUR NAME APPEARS HEREON.

Quarterly Reports Request — Placer Dome Inc.’s Interim Financial Statements and related MD&A are available at www.placerdome.com, but if you WANT to receive (or continue to receive) Interim Financial Statements and related MD&A by mail, mark the box and return this form. If you do not mark the box, or do not return this form, Interim Financial Statements and related MD&A will not be sent to you in 2005. Alternatively, you may submit your request online at www.cibcmellon.com/FinancialStatements. Our Company Code Number is 6001.
☐

Annual Report Waiver — Mark this box if you do NOT want to receive the 2005 Annual Financial Statements and MD&A (the “Annual Report”) by mail. If you do not mark this box, the Annual Report will continue to be sent to you.
☐

VOTING OPTIONS AND INSTRUCTIONS
FOR REGISTERED SHAREHOLDERS

BY MAIL OR FAX:

This form of proxy must be completed, dated, signed and returned by mail in the envelope provided for that purpose, or by fax to (416) 368-2502. To be effective, proxies must be received before 10:00 a.m. (Eastern Daylight Time) on April 26, 2005 by CIBC Mellon Trust Company, Proxy Department, Unit 6, 200 Queens Quay East, Toronto, Ontario, M5A 4K9.

BY TELEPHONE:

If you elect to vote by telephone (from Canada or the United States), using a touch-tone phone, dial:

1-866-271-1207

and follow the voice prompts. You will need to refer to this form for your 13 digit Control Number (located below). Your vote must be cast before 10:00 a.m. (Pacific Daylight Time) on April 25, 2005.

BY INTERNET:

If you elect to vote over the Internet (from anywhere in the world), log on to the website:

www.eproxyvoting.com/placerdome

and follow the instructions onscreen. You will need to refer to this form for your 13 digit Control Number (located below). Your vote must be cast before 10:00 a.m. (Pacific Daylight Time) on April 25, 2005.

Shareholders who wish to appoint a person other than the Management nominees named in the form of proxy to represent them at the Meeting may do so only by completing, dating, signing and returning by mail or fax the paper form of proxy.

To utilize telephone voting or Internet voting you will need to use your 13 digit Control Number. The Control Number is your personal security code and will be used to authenticate your voting instructions.

Your Control Number

Address Label